BIDDER'S STATEMENT

THIS IS AN IMPORTANT DOCUMENT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt how to act, you should consult your financial or legal adviser as soon as possible.

Offer

by

Xstrata Capital Holdings Pty Limited
(ACN 111 756 337)

(a subsidiary of Xstrata plc)

to purchase all your ordinary shares in

WMC Resources Limited
(ABN 76 004 184 598)

For each WMC Share you will receive $6.35 cash.

Please call 1 300 302 128 (callers in Australia) or+ 612 9240 7466 (callers outside Australia) if you require assistance with your acceptance.

The Offer is dated [•] December 2004 and will close at 7.00 p.m. (Sydney time) on [•] January 2005, unless extended.

Financial Advisers	Legal Adviser

This Bidder's Statement sets out why you should accept the Offer of A$6.35 in cash by Xstrata plc ("Xstrata"), made through its subsidiary Xstrata Capital Holdings Pty Limited (ACN 111 756 337) ("Xstrata Capital"), for all of your WMC Shares. This Bidder's Statement also includes certain disclosures required by the Corporations Act, including information about Xstrata and WMC Resources Limited ("WMC"), together with the terms of the Offer to acquire your WMC Shares.

This replacement Bidder's Statement of Xstrata Capital is dated 16 December 2004 and replaces the bidder's statement lodged with ASIC on 30 November 2004. It includes an Offer dated [•] December 2004 on the terms set out in Appendices 1 and 2 of this Bidder's Statement. A copy of this Bidder's Statement was lodged with ASIC on 16 December 2004.

This Bidder's Statement is given by Xstrata Capital (a subsidiary of Xstrata), to WMC under Part 6.5 of the Corporations Act and sets out certain disclosures required by the Corporations Act together with the terms of the Offer to acquire your WMC Shares.

The Offer relates to all WMC Shares that exist or will exist on 13 December 2004 and extends to all WMC Shares issued during the Offer Period on exercise of WMC Options.

ASIC takes no responsibility for the content of this Bidder's Statement.

Terms used in this Bidder's Statement are defined in the Glossary in this document.

How to accept

Acceptances for the Offer must be received before the close of the relevant Offer Period. There are different ways to accept an Offer depending on the nature and type of your holding.

For CHESS Holdings of WMC Shares

Please instruct your broker or other CHESS Controlling Participant to initiate acceptance of the Offer on your behalf in sufficient time for the Offer to be accepted before the end of the Offer Period.

For Issuer Sponsored Holdings of WMC Shares

Please complete and execute the enclosed Acceptance Form in accordance with the instructions on that form and within this booklet and return it to:

BY HAND	BY MAIL (A reply paid envelope is enclosed)
Computershare Investor Services Pty Limited Level 3 60 Carrington Street Sydney NSW 2000	Computershare Investor Services Pty Limited GPO Box 7043 Sydney NSW 2001

Further details about acceptance procedures for ADR holders are provided in sections 8.2 to 8.3. Details regarding open market purchases that Xstrata Capital may also engage in are described in section 8.2.

Enquiries

If you are in any doubt how to deal with this booklet, you should consult your broker or your legal, financial or other professional adviser.

Should you have any questions about this Offer or how to accept it, please call the shareholder information line on 1 300 302 128 (toll-free) from within Australia or on + 612 9240 7466 from outside Australia. Please note that in accordance with legal requirements, these calls will be recorded.

Letter from Mick Davis, Xstrata Chief Executive

[•] December 2004

Dear WMC shareholder,

I am pleased to enclose Xstrata's Offer, through Xstrata Capital, to acquire all your WMC Shares for $6.35 per share in cash.

Our Offer values your company at $7.4 billion, which was $1.7 billion above the market value of WMC before speculation about our Offer. I believe that our Offer provides you with an attractive cash value for your shares and I am delighted that you will now be able to consider this Offer directly. This document highlights a number of issues that we believe are relevant in considering the Offer. These include the following:

•	Our Offer is made to you at a time of historically high commodity prices and provides you with a substantial premium of 29.1% over the market price on 26 October 2004, the day before market speculation about our Offer;

•	Our Offer is at a significantly higher price than WMC's operations and earnings prospects alone could justify, based on our assessment of WMC's standalone value. This is because we are passing on directly to you our assessment of the value of WMC's expansion projects and the benefits that are likely to be achieved from a combination of your company with Xstrata. These include operational synergies at Mount Isa, cash benefits that flow from Xstrata's financial structure, potential cost savings from corporate overheads and efficiency improvements across the enlarged group;

•	By accepting the Offer, you will realise a certain cash value for each of your WMC Shares (if the Offer conditions are satisfied). This should be considered against the risks currently borne by WMC shareholders relating to the operational performance of WMC's assets, the development of its operations and the financing of further growth. These include the significant risks associated with the proposed expansion of Olympic Dam, which is at a very early stage of planning and remains uncertain. Xstrata's cash Offer transfers such risks from WMC shareholders to Xstrata; and

•	Xstrata's Offer is the only public offer made to WMC shareholders since the Demerger in 2002. In the absence of Xstrata's Offer, the current WMC Share price may not be sustainable.

I believe that the combination of our two businesses will create greater stability and certainty for employees, local communities and customers of both companies in an increasingly consolidated global resources industry. The enlarged group will be better positioned to compete and, importantly, to finance and manage the significant growth projects within both businesses than either company on a standalone basis.

Xstrata is already a committed long term investor in Australia, with over 50% of the Xstrata Group's net assets located in Australia. Xstrata employs over 8,400 Australians, has invested $8.5 billion in Australia since 2002 and currently has over $1.9 billion of capital expenditure committed at its Australian operations in the next three years.

I encourage you to consider this document carefully and to accept Xstrata's Offer.

Sincerely

Mick Davis

Chief Executive

Xstrata plc

(on behalf of Xstrata Capital Holdings Pty Limited)

CONTENTS

Offer Highlights		5
Why you should accept the Offer		6
1	Summary of the Offer and how to accept it	16
2	Information on Xstrata	17
2.1	Corporate	17
2.2	Overview of Xstrata and its principal activities	17
2.3	Directors	18
2.4	Publicly available information	19
3	Information on WMC	19
3.1	Disclaimer	19
3.2	Overview of WMC and its principal activities	19
3.3	Directors	20
3.4	Major shareholders	20
3.5	Publicly available information	20
4	Xstrata's Intentions	21
4.1	Overview and disclaimer	21
4.2	Rationale for the Offer	21
4.3	Background to the Offer	21
4.4	Intentions upon acquiring 90% or more of WMC Shares	22
4.5	Intentions upon acquisition of less than 90% of WMC Shares	23
4.6	Intentions generally	25
5	Information on WMC Securities	26
5.1	Disclaimer	26
5.2	WMC Shares on issue	26
5.3	WMC Options	26
5.4	WMC share plans	26
5.5	WMC SAP Rights	27
5.6	WMC Dividend Reinvestment Plan (WMC DRP)	27
5.7	Details of relevant interests in WMC securities	28
5.8	Details of voting power in WMC	28
5.9	Consideration provided for WMC securities during previous four months	28
5.10	Inducing benefits given during previous four months	28

6.	Funding	28
6.1	Maximum cash consideration	28
6.2	Xstrata's internal borrowing arrangements	28
6.3	Overview of funding arrangements	28
6.4	Particulars of the Facilities	29
7.	Australian taxation considerations	34
7.1	Introduction	34
7.2	Taxation on the disposal of WMC Shares	34
7.3	Non-resident shareholders	36
7.4	Stamp duty	36
8.	Additional information	36
8.1	Withdrawal rights	36
8.2	Information for US holders	36
8.3	Information for ADR holders	37
8.4	ASIC modifications	37
8.5	Conditions	38
8.6	Consents	40
8.7	Other material information	40
9.	Glossary	41
9.1	Definitions	41
9.2	General Interpretation	43
10.	Approval of Bidder's Statement	44
Appendix 1 – Formal terms of the Offer		45
Appendix 2 – Conditions of the Offer		54
Appendix 3 – Xstrata announcements to London Stock Exchange since 31 December 2003		58
Appendix 4 – WMC announcements to ASX since 31 December 2003		60
Appendix 5 – ASIC Declaration		65

Offer Highlights

The Offer is at a significant premium to the trading price of WMC Shares prior to market speculation that Xstrata might bid for WMC  .  .  .

.  .  .  and is made during a period of high commodity prices.

The Offer represents a premium to Xstrata's assessment of the standalone value of the WMC assets and Xstrata is sharing with WMC shareholders benefits that are likely to be achieved from a combination with Xstrata.

The Offer consideration will be paid to you in cash ..  .  .

.  .  .  and removes significant operating project and commodity price risks currently borne by WMC shareholders.

In the absence of the Offer and ongoing takeover speculation, WMC Shares are likely to trade at a substantial discount to the Offer price.

The combination of Xstrata and WMC would create a stronger, more competitive resource company with over 70% of its assets in Australia, benefiting employees, customers and local communities and regions.

Why should you accept our Offer

1.	The Offer represents an attractive premium to WMC's historical share price

The Offer values WMC's entire issued share capital at approximately $7.4 billion compared to its market value of $5.7 billion on 26 October 2004, the day before market speculation that WMC might be in receipt of an offer from Xstrata. In fact, Xstrata's Offer is 37 cents above the highest close in WMC Shares during the period from the Demerger in December 2002 until 26 October 2004.

WMC Share price history from 4 December 2002 to 26 October 2004

The Offer represents a significant cash premium to the trading price of your WMC Shares on 26 October 2004, including a premium of approximately:

•	29.1% to the closing price of WMC's Shares of $4.92 on 26 October 2004, one day prior to market speculation that WMC might be in receipt of an offer;

•	22.8% to the volume weighted average WMC Share price of $5.17 per share over the one month prior to 26 October 2004;

•	25.5% to the volume weighted average WMC Share price of $5.06 during the three months prior to 26 October 2004; and

•	29.3% to the volume weighted average WMC Share price of $4.91 per share during the six months prior to 26 October 2004.

WMC Shares prices compared to the Offer price

2.	The Offer is made during a period of high commodity prices

Nickel, copper and uranium together represented 84% of WMC's revenues, and all earnings before interest and tax, in the first half ended 30 June 2004. Any decline in the price of these commodities will have an adverse impact on the profitability of WMC.

As shown below, nickel, copper and uranium prices are all trading around 10 year highs. The Offer is against this backdrop of historically high commodity prices which were already reflected in the pre-speculation market price of your WMC Shares, against which you are receiving a substantial premium. The charts below provide the historical prices of copper, nickel and uranium from 28 November 1994 to 26 November 2004.

Ten year copper price history

Copper prices US$/lb	Copper prices A$/lb

Ten year nickel price history

Nickel prices US$/lb	Nickel prices A$/lb

Ten year uranium price history

Uranium prices US$/lb	Uranium prices A$/lb

Note: US dollars exchanged into Australian dollars at the daily prevailing exchange rate.

There is no certainty that commodity prices will remain at these high levels into the future and should they fall, the trading price of WMC Shares is likely to be adversely impacted, exposing WMC and its shareholders to the prospect of takeover offers for the company at prices potentially significantly lower than the Xstrata Offer price.

3.	The Offer is at a substantial premium to the underlying value of WMC . . ..

Xstrata has conducted a detailed evaluation of WMC and its assets based on publicly available information. On this analysis, Xstrata considers that the Offer represents a premium to the standalone value per share of the WMC assets, using Xstrata's assumptions of production levels, commodity prices and exchange rates. Xstrata's assessment of standalone value incorporates operational improvements and production growth, including the value placed by Xstrata on the potential expansion scenarios for Olympic Dam.

. . . and through the Offer, Xstrata passes on to you the substantial benefits available to it

Xstrata is able to pay a premium over WMC's underlying value by directly passing onto you, via the Offer price, the benefits that are likely to be achieved from a combination of the WMC and Xstrata asset bases, including:

•	operational synergies at Mount Isa;

•	cash benefits that flow from Xstrata's financial structure; and

•	potential cost savings from corporate overheads and efficiency improvements across the two businesses.

4.	The Offer value will be paid to you in cash

The Offer provides to you certain value in the form of cash that Xstrata believes cannot be matched by WMC on a standalone basis.

By accepting the Offer:

•	You will receive $6.35 cash per WMC Share (subject to the conditions of the Offer being satisfied or waived);

•	You will be paid within 5 business days after the later of the date the Offer is accepted and the date the Offer becomes unconditional; and

•	You will not incur any brokerage charges by accepting the Offer from Xstrata which may be incurred if you choose to sell your WMC Shares on the market.[1]

The certainty of the value of this cash receipt should be compared against the uncertainties of remaining a WMC shareholder, including the ability of the WMC assets to generate the cashflows necessary to support its valuation, the likelihood and timing of WMC delivering these cashflows to you as a shareholder in the form of dividends or other distributions, and the uncertainty of how WMC Shares might trade in the absence of the Offer.

5.	The Offer removes significant risks currently borne by you

Mining projects are subject to significant risks. By accepting the Offer, you capture full and certain cash value for your WMC Shares, and also transfer to Xstrata all of the operational, development, funding and commodity price risks inherent in WMC and its assets.

Risks which you will avoid by accepting the Offer include:

•	Performance. The risk that WMC will be unable to deliver on its commitments and maintain operational performance, deliver operational improvements, develop projects on time, on budget and to planned production rates and generate adequate returns on invested capital.

•	Operational and Technical. The risk of unexpected operational and technical issues, which have historically affected a number of WMC's operations (see below).

(1)	ADR holders who surrender ADRs and withdraw WMC Shares for the purpose of accepting the Offer may incur certain fees and expenses as stipulated in the ADR Depositary Agreement. See section 8.3.

•	Metal prices. Base metals price cycle volatility and the risk that commodity prices will fall from their current high levels.

•	Projects. The risk that WMC's potential new projects, which are at a very early stage of planning, will not proceed in the foreseeable future or at all. While WMC has recently announced an extension of the resource at Olympic Dam, no pre-feasibility or feasibility studies have been completed into the expansion of this operation. The proposed mining method for the project is not yet determined nor is the mine production profile and the overall capital expenditure requirement which, on Xstrata's assessment, could be significantly greater than the $4 billion estimated by WMC. This represents a significant financial obligation for a company with a pre speculation market capitalisation of approximately $5.7 billion. Moreover, the Olympic Dam expansion project is envisaged to have a development lead time of 3 years followed by 3 years of ramp-up. This means the project would not reach full production until 2010 at the earliest. On 24 November 2004, WMC announced that the development study findings for the Olympic Dam expansion are not due for delivery until early 2006.

Until these issues are resolved, analysed and costed within a feasibility study the increased resources at Olympic Dam remain in the resource category and their profitable exploitation remains speculative.

6.	WMC has a track record of questionable operational performance and cost overruns which have eroded returns to shareholders

Historically, WMC operations have had several problems resulting in project timing and budget overruns. These issues have arisen primarily in two of WMC's operating business divisions.

Since the Demerger WMC has been unable to generate adequate returns from its major investments at Olympic Dam and the fertiliser operations. Over that time, the fertiliser operations have not reported a positive return on net assets and Olympic Dam has not reported a return on net assets greater than the Reserve Bank of Australia cash rate.

Below is a summary of some of the problems at WMC's operations since July 2002:

Reporting period	Division	Operating issues
2nd half 2002	Olympic Dam	• The repair of a leak in a cooling jacket and deterioration in the roof and sidewall refractory resulted in WMC bringing forward the plans to reline Olympic Dam furnace from 2nd quarter 2004 to 2003.
	Olympic Dam	• Estimated cost of solvent extraction plant rebuild increased by $50 million to $250 million; expected commissioning of the solvent extraction plant delayed by two months to January 2003 for the uranium circuit and May 2003 for the copper circuit.

Reporting period	Division	Operating issues
	Olympic Dam	• Estimated cost of solvent extraction plant rebuild increased by a further $50 million to $300 million; expected commissioning of the solvent extraction plant delayed by another two months to March 2003 for the uranium circuit and July 2003 for the copper circuit.
	Olympic Dam	• Gold production constrained by an electrical failure in the gold treatment facility.
1st half 2003	Olympic Dam	• Estimated cost of solvent extraction plant rebuild increased a third time by $75 million to $375 million.
	Nickel	• Reduced company guidance for full-year 2003 nickel metal production from 67kt to within the range of 65–66kt (actual production in 2003 was 61.4 kt).
2nd half 2003	Olympic Dam	• Increased duration of smelter furnace reline resulted in 5–7kt loss in copper production.
	Olympic Dam	• Foam-up of furnace bath and failure of a heat exchanger in the acid plant resulted in the loss of approximately 18kt of copper production and 340t of uranium.
1st half 2004	Olympic Dam	• Mine production declined as a result of downtime in the Clark shaft and a reduction in the number of production stopes.
	Olympic Dam	• Full commissioning of the copper solvent extraction delayed through 1st quarter 2004, almost a year later than WMC's initial estimate of March 2003.
	Olympic Dam	• Copper production guidance for full-year 2004 reduced from greater than 230kt to a range of between 220–230kt.
	Fertiliser	• Production guidance for full-year 2004 reduced from 960kt to 900kt following welding repairs on the converter at the Mount Isa acid plant.

As a result, despite its leverage to improving commodity prices, WMC's total shareholder return has generally under-performed during the 12 months to 26 October 2004, to the detriment of all WMC shareholders.

Total shareholder return
	3 months to 26 Oct 04*	6 months to 26 Oct 04*	12 months to 26 Oct 04*
WMC	1.2%	1.8%	7.3%
Xstrata	13.4%	31.7%	63.1%
BHP Billiton	11.7%	17.4%	27.9%
Rio Tinto	3.9%	12.8%	10.6%
S&P/ASX 200	7.6%	9.9%	19.2%
S&P/ASX 200 Resources	10.9%	16.9%	26.7%

*	Inclusive. Total shareholder return assumes that gross dividends paid during the period are reinvested on the ex-dividend date; consistent with S&P methodology for calculating accumulation indices.

You should compare the Xstrata Offer which will deliver to you certain value today against exposure to the substantial operating and development risks attached to the WMC asset base and against a backdrop of historical under-performance.

7.	WMC's share price is likely to fall in the absence of Xstrata's Offer

If Xstrata's Offer does not proceed, and no other takeover offers are made for WMC Shares, it is likely that WMC Shares would trade at a substantial discount to the Offer price.

Moreover, it is possible that the WMC Share price may fall further as the price has been supported by speculation of potential corporate activity. This support may no longer be present if Xstrata's Offer does not proceed.

8.	Xstrata's Offer fulfils the strategic objective behind the creation of WMC

The Demerger of WMC Limited into WMC and Alumina Limited in December 2002 was implemented to realise several advantages, including removing limitations on competitive bidding for the assets of WMC and enabling you to receive a control premium for your WMC Shares.

Xstrata's Offer is the only public offer made to WMC shareholders since the Demerger, despite WMC Shares trading at levels below the Offer price at all times prior to 26 October 2004.

On 26 October 2004, the Offer of $6.35 equated to US$4.73 per share. By 26 November 2004, this had risen to US$5.02 per share, a premium of 36.8% over the US$ price on 26 October 2004, the day before market speculation that WMC might be in receipt of an offer from Xstrata. The table below demonstrates the premium inherent in the Offer based on US dollar prices, which will be a critical factor for any other potential bidder that uses US dollars as its reporting currency.

	VWAP		Premium
	A$	US$*			at 26-Oct-04		at 26-Nov-04
Exchange rate (A$/US$)						$0.7463		$0.7907
Xstrata Offer value per share			A$	6.35	US$	4.74	US$	5.02
Closing price of WMC's Shares on 26 Oct 04	4.92	3.67		29.1%		29.1%		36.8%
VWAP of WMC Shares over the one month prior to 26 Oct 04	5.17	3.77		22.8%		25.7%		33.2%
VWAP of WMC Shares over the three months prior to 26 Oct 04	5.06	3.62		25.5%		30.9%		38.7%
VWAP of WMC Shares over the six months prior to 26 Oct 04	4.91	3.49		29.3%		35.8%		43.8%

*US$ VWAP calculated based on ASX trading and daily prevailing exchange rates.

Consequently, the speculation that alternative proposals will emerge remains speculation only. If competing offers do not emerge, this will confirm that Xstrata's Offer represents the best outcome for WMC's shareholders as a whole.

In fact, Xstrata believes that any other party wishing to make an offer for WMC will struggle to deliver equivalent value for WMC, given the risk inherent in making an acquisition at this stage of the commodity price cycle, the strength of the Australian dollar against the US dollar and the value that Xstrata is able to offer directly to WMC shareholders.

Frequently asked questions

If you have further questions please call Xstrata's WMC Shareholder Information Helpline on: 1300 302 128 (or direct dial +61 2 9240 7466).

Questions	Answers
What is the Offer?	The Offer is $6.35 cash per share for all your WMC Shares.
When will I be paid?	5 business days after the later of receipt of your acceptance and the date on which the Offer becomes unconditional.
How do I accept the Offer?	Refer to section 1 (immediately following these frequently asked questions).
Do I have to pay brokerage fees?	No. If you accept the Offer no brokerage fees are payable. ADR holders who surrender ADRs and withdraw WMC Shares for the purpose of accepting the Offer may incur certain fees and expenses as stipulated in the ADR Depositary Agreement. See section 8.3.
Do I have to pay stamp duty?	No. If you accept the Offer no stamp duty is payable.
What are the tax implications of acceptance?	Please consult your financial, tax, or other professional adviser on the tax implications of acceptance. However, a general summary of the likely Australian tax consequences is set out in section 7.
Can I accept the Offer for part of my holding?	No. You cannot accept for part of your holding. You may only accept the Offer for ALL of your WMC Shares.
How long do I have to accept the Offer?	Unless the Offer is extended, you will have until 7:00 p.m. (Sydney time) on [•] January 2005 to accept the Offer.
Can I withdraw my acceptance?	Yes. You can withdraw your acceptance at any time during the Offer Period, before:
• the satisfaction of the 90% minimum acceptance condition; or
• the earlier expiry of 14 days after Xstrata Capital lodges a supplementary bidder's statement notifying termination of the withdrawal rights.
Details of the withdrawal rights are set out in section 8.1 and in clause 4 of the Offer Terms.
You can withdraw your acceptance if Xstrata Capital extends the Offer Period by more than one month.
Can I re-accept the Offer after I have withdrawn an acceptance under the withdrawal rights?	Yes. You may accept the Offer after withdrawing a previous acceptance by following the acceptance procedure. Further Acceptance Forms can be obtained by contacting the information line on 1 300 302 128 (callers within Australia) or 612 9240 7466 (callers outside Australia).
Can Xstrata extend the Offer period?	Yes, the Offer can be extended at Xstrata's election. WMC shareholders will receive written notice of any extension.

Questions	Answers
Can I sell my shares on market?	Yes.
Are there any conditions to the Offer?	Yes, the Offer is subject to conditions, which are set out in detail in Appendix 2.
Takeover offers usually contain conditions.
Note that Xstrata may choose to waive conditions in accordance with the Offer.
What if the conditions of the Offer are not satisfied?	If the Offer closes with conditions remaining unsatisfied, the Offer will lapse, and acceptances will be cancelled. In other words, you will continue to hold your WMC Shares. Xstrata will inform you if the conditions have been satisfied or waived during the Offer Period.
Why is a takeover offer being made and not a scheme of arrangement?	Xstrata originally proposed a cash offer of $6.35 via a scheme of arrangement, but WMC's Board declined to put it to shareholders. As WMC Board approval would be required for a scheme, the proposed offer via a scheme cannot proceed and Xstrata has decided to approach WMC shareholders directly with an Offer of $6.35 per share.
Will there be an Independent Expert Report in WMC's Target Statement?	It is common in the context of an off-market takeover bid for the directors of the target company to provide shareholders with an independent expert's opinion on whether the Offer is fair and reasonable.
The independent expert's opinion also provides shareholders with more extensive information about the company's value than might otherwise be available. However, the Board of WMC is not legally obliged to provide an independent expert's report and whether the Board chooses to do so is outside Xstrata's control.

1	Summary of the Offer and how to accept it

The Offer	Xstrata Capital, a subsidiary of Xstrata, offers to buy all of your WMC Shares for $6.35 each in cash on the terms set out in Appendices 1 and 2 of this Bidder's Statement.
The Offer relates to all WMC Shares that exist or will exist on 13 December 2004.
The Offer extends to all WMC Shares which are issued during the Offer Period as a result of the exercise of WMC Options.
Offer Period	The Offer is scheduled to close at 7.00 pm (Sydney time) on [•] January 2005 (but it may be extended).
Payment Date	If you accept the Offer, you will be paid within 5 business days after the later of receipt of your acceptance and the date on which the Offer becomes unconditional.
No brokerage costs and stamp duty	You will not pay any brokerage costs or stamp duty if you accept the Offer.
These costs will be borne by Xstrata Capital. However, ADR holders who surrender ADRs and withdraw WMC Shares for the purpose of accepting the Offer may incur certain fees and expenses as stipulated in the ADR Depositary Agreement (see section 8.3).
Conditions	The Offer is subject to a number of conditions including:
•    90% minimum acceptance;
•    governmental and regulatory approvals;
•    Xstrata shareholder approval;
•    no material adverse change; and
• continuing availability of financing.
Full details of all of the conditions are set out in Appendix 2.
How to accept	You may only accept the Offer for all of your WMC Shares. To accept the Offer:
• if you hold your WMC Shares in an Issuer Sponsored Holding, complete and sign the enclosed Acceptance Form and return it to the address indicated on the form; or
• if you hold your WMC Shares in a CHESS Holding, either:
(a) instruct your Controlling Participant (for example, your Broker) to initiate acceptance of this Offer; or
(b) complete and sign the enclosed Acceptance Form and return it to the address indicated on the form; or
• if you are a Broker or a Non-Broker Participant, initiate acceptance in accordance with the requirements of the ASTC Settlement Rules;
before the end of the Offer Period.
The Offer is not being made for ADRs. Holders of ADRs must first convert their ADRs into WMC Shares to accept the Offer (see section 8.3).

Further Information	If you have any questions in relation to the Offer or accepting it, please contact the information line on 1 300 302 128 (toll-free) (callers in Australia) or + 612 9240 7466 (callers outside Australia). Please note that in order to comply with legal requirements, any calls to this number will be recorded. Enquiries in relation to the Offer will not be taken on any other telephone numbers.

The information in this section is only a summary of the Offer. You should read the entire Bidder's Statement and the separate Target's Statement which will be sent to you directly by WMC in relation to the Offer before deciding whether to accept the Offer.

2	Information on Xstrata

2.1	Corporate

Xstrata

The Xstrata Group is an international natural resources group based in Zug, Switzerland, and has approximately 19,500 employees world-wide. The Xstrata Group is the world's largest exporter of thermal coal and largest producer of ferrochrome and has a significant market share in coking coal, copper, zinc and vanadium.

Xstrata is listed on the London Stock Exchange and the SWX Swiss Exchange.

Xstrata Capital

Xstrata Capital is a subsidiary of Xstrata.

Xstrata Capital is wholly owned by Xstrata (Schweiz) and Asturiana de Zinc, S.A., both of which are subsidiaries of Xstrata.

The directors of Xstrata Capital are Brian Azzopardi (Chief Controller, Xstrata), Louis Irvine (Chief Financial Officer, Xstrata Copper), Benny Levene (General Counsel, Xstrata), Neal O'Connor (General Counsel, Xstrata Copper), Michael Paine (Taxation Manager, Xstrata Copper and Xstrata Coal) and Charles Sartain (Chief Executive Officer, Xstrata Copper).

2.2	Overview of Xstrata and its principal activities

The Xstrata Group comprises four major commodity business units: Xstrata Coal, Xstrata Copper, Xstrata Zinc and Xstrata Alloys, which are described in more detail below. In addition, the Xstrata Group owns a technology business (Xstrata Technology) and a forestry operation in Chile.

Xstrata Coal

Xstrata Coal, headquartered in Sydney, Australia, is the world's largest producer of export thermal coal and a major producer of coking coal. The business was created following Xstrata's acquisition of Glencore International's Australian and South African coal business in March 2002. Further coal assets were acquired in 2002 and again in June 2003 with Xstrata's acquisition of M.I.M. Holdings Limited.

Today Xstrata Coal has interests in over 30 coal mines located in Australia and South Africa and employs around 10,000 people, including contractors.

Xstrata Coal produces, on a managed basis, in excess of 70 million tonnes of coal each year, of which more than 50 million tonnes comes from Australia.

Xstrata Copper

Xstrata Copper, headquartered in Brisbane, Australia, operates mines and mineral processing plants in North Queensland, Australia, and has a 50% interest in the Minera Alumbrera open pit copper-gold mine and processing business in Argentina.

In North Queensland, Xstrata Copper operates the Mount Isa underground copper mining and processing operations, the Ernest Henry open pit copper-gold mine, the Townsville copper refinery, the Bowen coke works and the Townsville port facilities.

The Minera Alumbrera operation consists of an open pit copper-gold mine and processing facility, concentrate slurry pipeline, powerline, filter plant and rail loading facility, and port and handling facilities.

Xstrata Zinc

Following the acquisition by the Xstrata Group of the zinc operations of Asturiana de Zinc SA in 2001 and M.I.M. Holdings Limited in 2003, Xstrata Zinc is one of the world's largest producers of zinc concentrates and refined zinc.

The Xstrata Group's zinc and lead operations are located in northern Spain, northern Germany, Australia and the UK. They comprise: the San Juan de Nieva zinc smelter and the Arnao zinc semis plant in Asturias, Spain; the Hinojedo roasting plant in Cantabria, Spain; the Nordenham zinc smelter near Bremerhaven in north Germany; the Mount Isa George Fisher-Hilton zinc-lead mines in Queensland, Australia; McArthur River zinc-lead mine in Northern Territory, Australia; and the Northfleet lead refinery and lead recycling plant in the United Kingdom.

Xstrata Alloys

Xstrata Alloys consists of chrome and vanadium operations. Xstrata Alloys is the world's largest producer of ferrochrome (in terms of both attributable production and attributable sales).

The Xstrata Group's vanadium operations at Rhovan consist of integrated mining and ferrovanadium conversion facilities in South Africa.

Other Xstrata businesses

The Xstrata Group's additional activities comprise a forestry operation (consisting of a Eucalyptus globulus forestry plantation in Chile) and its proprietary technology business.

2.3	Directors

The following are the directors of Xstrata. Further details about the qualifications and experience of the directors are available from www.xstrata.com.

Non-executive

Willy Strothotte, Non-executive Director and Chairman.

David Rough, Non-executive Director and Deputy Chairman.

Paul Hazen, Non-executive Director.

Ivan Glasenberg, Non-executive Director.

David Issroff, Non-executive Director.

Robert MacDonnell, Non-executive Director.

Sir Steve Robson, Non-executive Director.

Dr. Frederik Roux, Non-executive Director.

Ian Strachan, Non-executive Director.

Executive

Mick Davis, Chief Executive.

Trevor Reid, Finance Director.

Santiago Zaldumbide, Executive Director (Chief Executive of the Zinc Business).

2.4	Publicly available information

As noted above, Xstrata Capital is a subsidiary of Xstrata. The shares of Xstrata are admitted to the Official List of the UK Listing Authority and are admitted to trading on the main market of London Stock Exchange for listed securities and to listing on the SWX Swiss Exchange. As such, Xstrata is subject to the continuing reporting obligations of the UK Listing Authority and those exchanges. A substantial amount of information concerning Xstrata is publicly available and may be accessed by referring to www.xstrata.com.

A description of each of the key announcements made by Xstrata to the London Stock Exchange since 31 December 2003 is set out in Appendix 3.

3	Information on WMC

3.1	Disclaimer

The following information on WMC has been prepared by Xstrata Capital using publicly available information, and has not been independently verified. No material information has been provided to the Xstrata Group by WMC. Accordingly, Xstrata Capital does not, subject to the Corporations Act, make any representation or warranty, express or implied, as to the accuracy or completeness of this information.

The information on WMC in this Bidder's Statement should not be considered comprehensive.

In addition, the Corporations Act requires the directors of WMC to provide a Target's Statement to holders of WMC Shares in response to this Bidder's Statement, setting out certain material information concerning WMC.

3.2	Overview of WMC and its principal activities

WMC is a major diversified Australian minerals explorer and producer. The main business is the discovery, development, production, processing and marketing of minerals, metals and chemicals. WMC primarily produces nickel, copper, uranium oxide and phosphate fertilisers.

Nickel

WMC is one of the world's largest nickel producers. Mining operations are located at Leinster, Mount Keith, and Kambalda in Western Australia. WMC also operates a smelter at Kalgoorlie and refinery at Kwinana, Western Australia.

Copper / Uranium

Olympic Dam in South Australia produces refined copper. By-products are uranium oxide, gold and silver. Olympic Dam, in addition to being a major copper deposit, is the world's largest known uranium deposit.

Fertilisers

WMC produces mono ammonium phosphate and di ammonium phosphate, which are both exported and sold into the Australian market. Sulphuric acid is produced at Mount Isa (where Xstrata has significant copper and zinc operations) and is railed to Phosphate Hill, the site of the

Duchess phosphate mine, and used in the production of ammonium phosphate fertiliser. Ship loading facilities are located in Townsville. WMC markets and distributes the fertilisers into southeast Australia from distribution centres in New South Wales, Victoria and South Australia.

Corridor Sands

In 2003, WMC acquired Corridor Sands Limitada, owner of the Corridor Mineral Sands project in Mozambique. During the first half of 2004, work continued on obtaining environmental approvals for the proposed dedicated haul road and jetty, on planning and discussions regarding resettlement of the local community to commence in mid 2005 and preparations for tender of the Bankable Feasibility Study validation.

3.3	Directors

As at the date of this Bidder's Statement, there are nine directors of WMC, namely:

•	Tommie C-E Bergman, Non-executive Director and Chairman;

•	Andrew G Michelmore, Chief Executive;

•	Alan K Dundas, Executive General Manager – Nickel;

•	Professor Adrienne E Clarke AC, Non-executive Director;

•	Peter J Knight, Non-executive Director;

•	Graeme W McGregor AO, Non-executive Director;

•	David E Meiklejohn, Non-executive Director;

•	G (John) Pizzey, Non-executive Director;

•	Ian E Webber AO, Non-executive Director.

Profiles of the directors of WMC are provided in the WMC 2003 Annual Report.

3.4	Major shareholders

As at 29 November 2004 the following persons had lodged substantial holding notices with WMC:

•	The Capital Group Companies, Inc. which controls 95,286,891 WMC Shares (8.17%); and

•	UBS Nominees Pty Limited and its related bodies corporate which control 67,128,209 shares (5.76%).

3.5	Publicly available information

WMC is a company listed on the ASX and is subject to the periodic and continuous disclosure requirements of the Corporations Act and ASX Listing Rules. WMC's annual report for the year ended 31 December 2003 was given to ASX on 3 March 2004. A description of each announcement made by WMC to ASX since 31 December 2003 is set out in part 1 of Appendix 4.

WMC Shares also trade in the United States on the NYSE under the symbol "WMC" in the form of ADSs and is required to file certain information with the SEC. A description of the information filed with the SEC since 31 December 2003 is set out in part 2 of Appendix 4.

Information (including copies of financial statements) may also be obtained from WMC's website at www.wmc.com and from the SEC's web site at www.sec.gov.

4	Xstrata's Intentions

4.1	Overview and disclaimer

This section sets out Xstrata Capital's intentions in relation to the following:

(a)	the continuation of the business of WMC;

(b)	any significant changes to be made to the business of WMC, including any redeployment of the fixed assets of WMC; and

(c)	the future employment of the present employees of WMC.

These intentions are based on the information concerning WMC, its business and the general business environment which is known to Xstrata Capital at the time of the preparation of this Bidder's Statement. Xstrata Capital has not been granted access to information necessary to review the operational, commercial, taxation and financial implications of executing the intentions discussed below. As such, statements set out in this section are statements of current intention only which may change as new information becomes available or circumstances change.

Xstrata Capital's intentions set out in this Bidder's Statement have been approved and also reflect the intentions of Xstrata (Xstrata Capital's ultimate parent company).

4.2	Rationale for the Offer

The proposed acquisition of WMC is a continuation of Xstrata's strategy to grow and manage a diversified portfolio of metals and mining businesses. In particular, WMC provides an opportunity to expand the group's Australian copper production, together with enhanced diversification via exposure to a new commodity, nickel.

4.3	Background to the Offer

The Board of Xstrata has long recognised that a combination of Xstrata and WMC would provide an excellent platform to realise the full potential of the respective businesses. In early October 2004, the Chief Executive Officer of Xstrata met the Chief Executive Officer of WMC to outline the commercial rationale for a combination of WMC and Xstrata. This was followed by a letter to the Chief Executive Officer of WMC in which Xstrata outlined its indicative and non-binding proposal to acquire WMC for $6.35 per share in cash by way of a scheme of arrangement.

On 25 October 2004, Xstrata was advised by the Board of WMC that they had met to review Xstrata's proposal and had assessed that it did not provide sufficient value to WMC shareholders to warrant any further consideration. At the same time WMC informed Xstrata that WMC was nevertheless willing to have further discussions to understand how Xstrata reached its valuation and that any material improvements in Xstrata's proposal would be given due consideration in the context of alternatives available to WMC to maximise shareholder value.

Following the rejection of Xstrata's initial proposal, Xstrata submitted a revised proposal on 28 October 2004 to WMC, in which Xstrata restated its offer of $6.35 per WMC Share by way of a scheme of arrangement and advised WMC that its offer was no longer indicative and non-binding. This offer was also rejected.

In light of WMC's reluctance to present these bona fide offers directly to shareholders, the Board of Xstrata announced the Offer on 22 November 2004. The Offer affords WMC shareholders the full opportunity to consider and assess the merits of the Xstrata proposal directly. In addition, the Board of WMC will be required to give the proposal due and proper consideration and make a formal public response.

4.4	Intentions upon acquiring 90% or more of WMC Shares

This section sets out Xstrata Capital's intentions if it acquires 90% or more of WMC Shares and is entitled to proceed to compulsory acquisition of the outstanding WMC Shares.

(a)	Compulsory Acquisition

If Xstrata Capital becomes entitled to do so under the Corporations Act, Xstrata Capital intends to despatch notices seeking compulsory acquisition of all outstanding WMC Shares in accordance with the provisions of the legislation.

(b)	ASX Listing

At the conclusion of the compulsory acquisition process, Xstrata Capital intends to procure the removal of WMC from the official list of the ASX and to delist the ADRs from the NYSE.

(c)	Directors

Xstrata Capital will replace all members of the Board of directors of WMC with its own nominees.

(d)	Head Office and synergies

Within the Xstrata Group, businesses are structured into standalone commodity business units, operating as independent and accountable units with a high degree of autonomy. These commodity business units contain all the functions required to operate as a fully integrated business, with no centralised cross business unit activities except those required for financial reporting, treasury, common information technology platforms, investor relations, risk management, health safety and environment standards and group specific functions such as corporate affairs, legal, strategy and business development.

Xstrata Capital intends to review employment functions across the combined group including, but not limited to, corporate, finance and accounting, marketing, human resources, exploration, engineering, information technology, legal and risk management functions with a view to devolving these centralised head office functions to the relevant existing or proposed business units (refer to "General Operational Review" below), and eliminating any duplication and inefficiencies.

Xstrata Capital intends that WMC marketing functions, for example, will be devolved into the individual commodity business units (so that the marketing activities for WMC's copper business will be devolved into the Xstrata copper business unit and so forth).

WMC technology functions will be reviewed and where appropriate also incorporated into existing or proposed commodity business units or into Xstrata Technology, Xstrata's existing technology unit.

(e)	General Operational Review

Xstrata Capital intends to complete an intensive and thorough review of WMC's group structure and operations. This process is expected to be finalised within three months of the completion of the Offer.

Copper

Olympic Dam will become a third division within Xstrata Copper, Xstrata's global copper business, alongside its current copper operations in Xstrata Copper Queensland and Xstrata Copper Americas. Xstrata Copper will evaluate the proposed expansion of Olympic Dam as part of its operational review.

Nickel

Nickel will be established as a standalone global commodity business within the Xstrata group, to be known as Xstrata Nickel, with its own head office in Australia. It is proposed that centralised nickel head office functions previously carried out in WMC's head office will be devolved to the proposed Xstrata Nickel business unit. Nickel exploration prospects will be retained within the proposed new Xstrata Nickel business unit and will be subject to normal business planning and assessment processes for that business unit.

Exploration

Exploration activities, both brownfields and greenfields, that are associated with Xstrata's commodity businesses will continue under the direction of the respective business units and will be subject to normal business planning and assessment processes for those business units.

Exploration activities, which are primarily outside of Australia, that are not associated with Xstrata's five global commodity businesses (alloys, coal, copper, nickel and zinc) will be separately reviewed and may, following that review, be curtailed.

Fertiliser and Corridor Sands

Xstrata Capital's present intention is that Fertiliser and Corridor Sands will initially operate as standalone commodity business units and be subject to an evaluation and assessment of potential synergies with Xstrata's current activities, prior to a final decision being made on disposal or retention.

(f)	Employees

The final organisation structure will result in four of Xstrata's six business units (Xstrata Coal, Xstrata Copper, Xstrata Nickel and Xstrata Technology) being headquartered in Australia. Xstrata already has significant investment and future commitments to Australia and places strong reliance on its Australian management team, including highly skilled local operational managers.

Xstrata Capital expects that benefits for the enlarged group will arise from access to pooled managerial and technical expertise from both companies, together with a commitment by Xstrata to further develop and expand its Australian copper and nickel businesses. As noted above, Xstrata Capital expects to realise certain synergies with respect to its integration effort that may include the reduction in numbers or redeployment of existing employees. If Xstrata Capital considers it is not feasible to redeploy all such employees, it is expected that they would be made redundant in compliance with all relevant regulatory authorities and contractual rights. It is expected that the majority of such restructuring will occur at the head office level, with minimal redundancies anticipated at regional operations.

4.5	Intentions upon acquisition of less than 90% of WMC Shares

This section sets out Xstrata Capital's intentions if it were to declare the Offer free from the 90% minimum acceptance condition without becoming entitled to compulsorily acquire the outstanding WMC Shares but, by virtue of acceptance of the Offer, Xstrata were to gain effective control of WMC.

Xstrata Capital reserves its right to declare the Offer free from the 90% minimum acceptance condition (or any other condition) to the Offer, although it has no present intention to do so. Further, Xstrata Capital cannot waive that condition (and certain other conditions - see section 8.5) without the consent of Xstrata (Schweiz)'s lenders. Xstrata (Schweiz) has discussed with those lenders the consent requirements in relation to the minimum acceptance condition in paragraph (a) of Appendix 2. Xstrata (Schweiz) is confident that the lenders will act reasonably, and in the mutual interests of the Xstrata Group and the lenders at the relevant time, if asked to waive the minimum acceptance condition.

In the event that Xstrata Capital declares the Offer free of the 90% minimum acceptance condition without becoming entitled to proceed to compulsory acquisition, but where Xstrata Capital gains effective control of WMC, Xstrata Capital's current intentions are as set out below.

(a)	ASX Listing

Xstrata Capital intends to maintain WMC's listing on the ASX and NYSE (through ADRs), provided requirements for listing (including a sufficient spread of investors) are satisfied (although in this event the liquidity of WMC Shares on the ASX and NYSE is likely to be materially diminished).

(b)	Directors

Subject to the Corporations Act and WMC's constitution, Xstrata Capital intends to replace the members of the Board of WMC with nominees of Xstrata Capital and an appropriate number of independent directors to represent minority shareholders.

Xstrata Capital has not made any decision about who would be nominated for appointment to the Board of WMC in this case.

(c)	Head Office and Synergies

Xstrata Capital would, through its appointees to the WMC Board, propose a restructuring of the corporate head office to reflect the Xstrata business philosophy of independent and autonomous business units as discussed in section 4.4(d).

(d)	General Operational Review

Xstrata Capital, through its nominees on the WMC Board, is likely to propose that WMC implement those specific operational intentions referred to in section 4.4(e) as are appropriate in the circumstances and consistent with the duty of the directors to act in the best interests of all WMC shareholders.

(e)	New Opportunities and Prospects

In respect of any business opportunities which arise in the resources industry which may be pursued by either the Xstrata Group or WMC, the Xstrata Group will seek to ensure that those opportunities are offered to the most appropriate entity, having regard to all material facts and circumstances, including the nature of the opportunity and the resources, both financial and operational, required to pursue the opportunity. However, in the event that Xstrata Capital does not achieve 100% ownership of WMC, it is not Xstrata Capital's intention to use WMC as a vehicle to pursue Xstrata's global strategy of expanding its existing operations.

(f)	Dividends

Xstrata Capital intends, through its nominees to the WMC Board, that WMC's dividend policy reflects a balance between ensuring free cashflow is distributed to shareholders whilst ensuring that adequate capital is maintained in the business to facilitate its ongoing activities.

(g)	Limitations on Intentions

Xstrata Capital would only make a decision on the above matters following receipt of appropriate legal and financial advice. Xstrata Capital's intentions must be read as being subject to the legal obligation of the WMC directors, including any nominees of Xstrata Capital, to have regard to the interests of WMC and all WMC shareholders.

In particular, if Xstrata Capital obtains control (but not 100%) of WMC, Xstrata Capital will be a "related party" of WMC within the meaning of Chapter 2E of the Corporations Act and consequently, within the meaning of the ASX Listing Rules. Xstrata Capital's ability to implement its intentions would therefore be subject to its obligations and the obligations of WMC to comply with the applicable provisions of the Corporations Act and (provided WMC remained listed) the ASX Listing Rules regarding related party transactions.

4.6	Intentions generally

Except for the changes and intentions set out in this section 4, Xstrata Capital intends, based on the information presently known to it:

(a)	to continue the business of WMC;

(b)	not to make any major changes to the business of WMC or the deployment of WMC's assets; and

(c)	to continue the employment of WMC's employees.

5      Information on WMC Securities

5.1    Disclaimer

The following information on WMC securities has been prepared by Xstrata Capital using publicly available information and has not been independently verified. Accordingly, Xstrata Capital does not, subject to the Corporations Act, make any representation or warranty, express or implied, as to the accuracy or completeness of such information. In particular, the information in sections 5.2 to 5.6 is based on publicly available information which may not be complete.

Further information in relation to WMC's securities may be contained in the Target's Statement.

5.2    WMC Shares on issue

WMC is listed on the ASX and the NYSE (through American Depositary Receipts, or ADRs). Each ADR represents four WMC Shares. The depositary is The Bank of New York.

According to documents provided by WMC to ASX as at 29 November 2004, the total number of issued WMC Shares is 1,166,215,057. These are fully paid.

5.3    WMC Options

The total number of WMC Options on issue which could be converted into WMC Shares of an equivalent number, according to documents lodged by WMC with ASX as at 29 November 2004 is 12,145,637. The WMC Options are not quoted.

Under the WMC Option Plan eligible employees of WMC were invited to apply for the grant by WMC of WMC Options at an issue price of $0.01 per WMC Option. Each option gives the holder the right to subscribe for one WMC Share. The options are not exercisable until 12 months after allotment and lapse after 5 years. Below is a table setting out the outstanding expiry dates and exercise prices.

Exercise price	Expiry date	Number of WMC Options
$3.90	20 December 2004	1,029,575
$3.48	18 December 2005	1,445,200
$4.33	30 November 2006	3,542,300
$4.34	23 December 2007	6,128,562

The WMC Option Plan was discontinued in 2003.

5.4    WMC share plans

WMC currently has three share plans:

•	WMC Executive Share Plan (WMC ESP);

•	WMC Staff Share Plan (WMC SSP); and

•	WMC Performance Share Plan (WMC PSP).

WMC ESP

The WMC ESP was introduced following WMC's decision on 13 August 2002 to suspend future option allotments to its senior management.

The WMC ESP is a share purchase plan which provides a level of reward for senior staff based on WMC's performance against a peer index of resource companies. Actual rewards vary in accordance with the performance of the individual executive and WMC's performance on a total shareholder return basis against the index.

Rewards are provided in the form of WMC Shares purchased on-market on behalf of participants. Participants are not able to dispose of WMC Shares acquired under the WMC ESP unless both prior to and after such a disposal, the participant holds WMC Shares whose value reflects a multiple of their salary (subject to certain other disposal restrictions). For the Chief Executive Officer the multiple is 1.5 times salary, for the executive general managers the multiple is 1 times salary and for the general managers the multiple is 0.5 times salary.

The first acquisition was made on 23 December 2002. 1,158,303 WMC Shares were acquired for 27 senior staff with an average acquisition price of $4.33 per share. No WMC Shares were purchased under the WMC ESP in 2003. 1,270,133 WMC Shares were purchased on behalf of 29 senior staff between 27 January and 3 February 2004 in respect of the 2003 year.

WMC SSP and WMC PSP

The WMC SSP provides all Australian based permanent full time and permanent part time staff with up to $1,000 worth of WMC Shares which may be received on a tax free basis.

Participants can only dispose of the WMC Shares acquired under the WMC SSP after they have held them for three years or left WMC.

The WMC PSP was offered to all Australian based permanent full time and permanent part time staff in professional and managerial roles. Participants could acquire WMC Shares equal in value to a predetermined percentage of their base salary. Actual rewards vary according to individual performance and WMC's relative performance on a total shareholder return basis against a peer index of resource companies. Participants can only dispose of the WMC Shares acquired under the WMC PSP after they have held them for 10 years or left WMC.

WMC Shares provided to participants under both plans are purchased on-market on behalf of participants. First acquisitions under the plans were made between 27 February and 3 March 2004 when 1,317,425 WMC Shares were purchased at a gross cost (pre-tax) of $6.9 million.

5.5    WMC SAP Rights

Under the WMC Resources Stock Appreciation Plan (WMC SAP) eligible WMC employees outside Australia may be invited to apply for the grant by WMC of WMC SAP Rights.

No amount is payable upon the grant of WMC SAP Rights. A notional allotment price is ascribed to the Rights granted which is equal to the weighted average sale price of WMC Shares on the trading day that the invitation to apply for Rights was made to the employee. Upon redemption, a holder is entitled to a payment equal to the difference between the notional allotment price and the closing price of WMC Shares on the day immediately prior to redemption (assuming that the notional allotment price is lower than the closing price prior to redemption).

Subject to certain exceptions, the WMC SAP Rights will not be able to be redeemed until after a period of 12 months has elapsed from the date of allotment and will lapse on the first anniversary of the date of allotment.

WMC has discontinued the issuing of WMC SAP Rights. According to publicly available records, the last allotment was made in December 2002.

5.6    WMC Dividend Reinvestment Plan (WMC DRP)

The WMC DRP was introduced on 3 March 2004.

WMC Shares are issued under the plan at a discount of not more than 2% to the average market price of all WMC Shares traded on ASX during the 7 days immediately following the dividend record date, adjusted in such a manner as the directors deem appropriate. The table below sets out details of the WMC Shares issued under the WMC DRP since the DRP was introduced.

Date	Number of WMC Shares	Price
22 September 2004	7,190,676	$4.89
16 April 2004	4,889,346	$5.01

5.7    Details of relevant interests in WMC securities

As at the date of this Bidder's Statement, Xstrata Capital did not have a relevant interest in any WMC Shares.

As at the date immediately before the first Offer was sent, Xstrata Capital did not have a relevant interest in any WMC Shares.

5.8    Details of voting power in WMC

Xstrata Capital's voting power in WMC as at the date of this Bidder's Statement is zero. Xstrata Capital's voting power in WMC as at the date immediately before the first Offer was sent is zero.

5.9    Consideration provided for WMC securities during previous four months

Xstrata Capital and its associates have not acquired or disposed of WMC Shares during the period of four months including the day immediately before the date of the Offer.

5.10   Inducing benefits given during previous four months

Except as set out in this Bidder's Statement, neither Xstrata Capital nor any of its associates has, during the period of four months ending on the day immediately before the date of the Offer, given, offered or agreed to give, a benefit to another person and the benefit was likely to induce the other person, or an associate, to:

(a)	accept the Offer; or

(b)	dispose of WMC Shares,

which benefit was not offered to all holders of WMC Shares under the Offer.

6      Funding

6.1    Maximum cash consideration

The consideration for the acquisition of WMC Shares to which the Offer relates (including WMC Shares issued on exercise of WMC Options) will be satisfied wholly in cash and, if all of the Offers are accepted, will be approximately $7.5 billion (assuming all WMC Options are exercised).

6.2    Xstrata's internal borrowing arrangements

Xstrata Capital has entered into an agreement with Xstrata (Schweiz) under which Xstrata (Schweiz) has agreed to provide, or procure that other members of the Xstrata Group provide, all funds which Xstrata Capital needs to satisfy the consideration payable to holders of WMC Shares under the Offer, together with amounts required to meet all transaction and other costs associated with the Offer, through utilising drawdowns under the Facilities.

Funds up to a limit of A$7.5 billion are available for drawdown under that agreement for a period of 6 months from 22 November 2004. The drawdown of funds is also conditional on Xstrata Capital not being insolvent or becoming insolvent as a result of the drawdown.

6.3    Overview of funding arrangements

The necessary funds to pay the consideration for the acquisition of WMC Shares will be raised by way of drawdowns under the Facilities (see section 6.4 below).

The funds available from undrawn amounts under the Facilities are sufficient to fund the maximum consideration payable pursuant to the Offers (including to holders of WMC Options who exercise those options and accept the Offer).

6.4    Particulars of the Facilities

(a)	Summary of the Facilities

The cash consideration under the Offer will be sourced from the following underwritten Facilities:

•	a new US$4 billion (approximately A$5.1 billion) term loan acquisition facility ("Acquisition Facility") comprising:

–	a US$1.0 billion 364 day term loan facility ("Facility A");

–	a US$1.5 billion 30 month term loan facility ("Facility B"); and

–	a US$1.5 billion 60 month term loan facility ("Facility C");

•	a new US$2 billion (approximately A$2.5 billion) dual currency term loan bridge facility ("Bridge Facility"); and

•	an existing US$1.4 billion (approximately A$1.8 billion) multicurrency loan facility ("Existing Facility") (currently drawn to approximately US$676 million (approximately A$859 million)) will be available subject to amendments to that facility being approved (see below). If those amendments are not approved, a US$1 billion (approximately A$1.3 billion) 364 day multi-currency revolving loan facility ("Backstop Facility") will be available to refinance the Existing Facility.

The Acquisition Facility and the Bridge Facility are available for the purposes of satisfying the consideration payable under the Offer (including transaction costs associated with the Offer) and will also be available for the refinancing of existing indebtedness of the WMC Group.

The Backstop Facility will only be provided if certain amendments to the Existing Facility pursuant to an agreement dated 28 May 2004 ("Existing Facility Agreement") are not approved by the majority lenders to that Existing Facility Agreement before the date on which the Offer becomes or is declared wholly unconditional. The Existing Facility is available for general corporate purposes of the Xstrata Group. In the event that the amendments are not approved, the Backstop Facility will be available to refinance the Existing Facility. If provided, the undrawn amount under the Backstop Facility will be available for the general corporate purposes of the Xstrata Group, as enlarged following the acquisition of WMC pursuant to the Offer (including satisfying the consideration payable under the Offers).

(b)	Underwritten commitments

Xstrata (Schweiz) has signed a letter of commitment dated 19 November 2004 ("Commitment Letter") with Barclays Capital, J.P. Morgan plc and The Royal Bank of Scotland plc (as "Mandated Lead Arrangers") and with Barclays Bank plc, J.P. Morgan Chase Bank, National Association and The Royal Bank of Scotland plc (as "Underwriters") under which the Mandated Lead Arrangers will arrange, and the Underwriters will underwrite or make available (in equal proportions), the Facilities.

The Underwriters may syndicate each of the Facilities to other lenders. Subject to the Underwriters' termination rights (see below), successful syndication is not a condition precedent to funding under the Facilities.

Agreed forms of the facility agreements for the Acquisition Facility and the Bridge Facility ("Acquisition Facility Agreement" and "Bridge Facility Agreement" respectively) are attached to the Commitment Letter. The facility agreement for the Backstop Facility ("Backstop Facility Agreement") will be on the same terms as the Existing Facility Agreement, except as set out in the Commitment Letter.

Each Underwriter may terminate its underwriting commitment and each Mandated Lead Arranger may terminate its proposal to arrange the Facilities if:

•	the Acquisition Facility Agreement and the Bridge Facility Agreement are not signed on or before the date falling 3 months after 19 November 2004;

•	in the case of the Backstop Facility, either:

–	the Offer lapses or is withdrawn; or

–	the Backstop Facility Agreement is not signed by Xstrata (Schweiz) on or before the date on which the Offer becomes or is declared wholly unconditional;

•	Xstrata (Schweiz) or any member of the Xstrata Group which is a borrower or guarantor (or a proposed borrower or guarantor as specified in the underwriting documents) in respect of the Facilities breaches or has not complied with any terms of the underwriting documents (including the Acquisition Facility Agreement, the Bridge Facility Agreement and the Backstop Facility Agreement);

•	any financial projections provided by or on behalf of Xstrata (Schweiz) have not been prepared on the basis of historical information and on the basis of reasonable assumptions;

•	any factual information provided by a member of the Xstrata (Schweiz) group or its advisers to any Mandated Lead Arranger or Underwriter or their respective advisers being untrue or misleading in any material respect or there is any omission which results in that information being untrue or misleading in any material respect;

•	Xstrata (Schweiz) fails to disclose facts or information about its business or prospects to the Mandated Lead Arrangers and Underwriters which might reasonably be expected to be relevant to their decision to arrange or underwrite the Facilities;

•	any event or circumstance occurs that could result in any Mandated Lead Arranger or any Underwriter acting contrary to any law, regulation, treaty or official directive, judgment or request applicable to it;

•	any event or circumstance occurs or continues before the date of signing that might reasonably be expected, in any Mandated Lead Arranger's or Underwriter's opinion, to have a material adverse affect on the successful syndication of the Facilities; or

•	litigation, arbitration or administrative proceedings of or before any court, arbitral body or agency is started or threatened with respect to the Offer or its financing which, in the opinion of any Mandated Lead Arranger, has affected or could affect the successful syndication of the Facilities.

Neither Xstrata, Xstrata (Schweiz) nor Xstrata Capital is aware of any reason which would give rise to a right of termination under the above provisions.

(c)    Pre-Conditions to Availability

The availability of the Facilities, and the ability to drawdown under the Facilities, is subject to a number of conditions precedent as set out below.

The Offer is subject to a condition (see paragraph (i) of Appendix 2) that each of the conditions to the availability of the Facilities (including those within the sole control of Xstrata (Schweiz) and its associates) is and remains satisfied. If Xstrata Capital declares the Offer to be free of this condition, but any of the conditions to the financing are not satisfied or waived in accordance with the terms of the Facilities, the Facilities will not be available to fund the Offer.

Neither Xstrata, Xstrata (Schweiz) nor Xstrata Capital are aware of any reason why the conditions precedent set out below will not be satisfied in time to allow the proceeds to be available to Xstrata Capital to pay the consideration under the Offer as and when required under the Offer Terms.

If the amendments to the Existing Facility Agreement are approved (see paragraph (a) above), the Existing Facility will continue to be available. The initial conditions precedent to drawdown of the Existing Facility, which are similar to those set out below in relation to the Acquisition Facility and Bridge Facility (except to the extent they relate specifically to the Offer), have already been satisfied. The ongoing conditions precedent to drawdown of the Existing Facility are similar in all material respects to the further conditions precedent to the other Facilities (see below). The conditions precedent to the Backstop Facility will be substantially the same as those for the other Facilities (see below).

The Acquisition Facility and the Bridge Facility are each subject to a number of initial conditions precedent to provision of funding which are procedural in nature and within the sole control of Xstrata (Schweiz) and its related entities (other than as set out below):

•	confirmation that borrowing or guaranteeing the aggregate commitments under the facility would not cause any borrowing, guaranteeing or other similar limit binding on any Xstrata Group company to be exceeded;

•	legal opinions from various foreign and Australian legal counsel to the Xstrata Group and the Mandated Lead Managers, Underwriters and Barclays Bank plc as facility agent for the Acquisition Facility and Bridge Facility;

•	evidence that the conditions in paragraphs (b) to (e) and (h) of Appendix 2 have been satisfied;

•	evidence that the Offer has become or has been declared unconditional in all respects;

•	a fee letter in relation to an agency fee to Barclays Bank plc as facility agent for the Acquisition Facility and Bridge Facility being signed by the parties to them;

•	a copy of any other authorisation or other document, opinion or assurance which the facility agent considers to be necessary or advisable in connection with the entry into and performance of the transactions contemplated by any finance document or for the validity and enforceability of any finance document;

•	executed Acquisition Facility Agreement, Bridge Facility Agreement, Backstop Facility Agreement and note deeds poll in the form attached to those agreements or, in the case of the Existing Facility, evidence that the amendments to the Existing Facility Agreement had been consented to by the majority lenders under the Existing Facility Agreement and have taken effect;

•	confirmation from Barclays Bank plc as facility agent for the relevant facility that all of the conditions to utilisation of the Bridge Facility and, if executed, the Backstop Facility, have been satisfied or waived.

Each of the Facilities is also subject to two further conditions precedent as follows:

•	no default is continuing or would result from the proposed loan;

•	certain of the representations to be made by each obligor are true.

(d)    Availability

The Acquisition Facility and the Bridge Facility are each available for a period of 5 months from the date of the Acquisition Facility Agreement and the Bridge Facility Agreement, as the case may be, provided first drawdown under the relevant Facility occurs within 3 months of the date of the relevant facility agreement.

If provided, the Backstop Facility will be available on the same basis as the Existing Facility and as such will be available from the date of the Backstop Facility Agreement until the date which is 30 days prior to the date 364 days from the date that the Offer becomes unconditional or, if the extension option is exercised, 3 business days after notice from Xstrata (Schweiz) exercising the extension option.

(e)    Events of Default

Each of the Facilities is subject to events of default which are customary for transactions of this nature, including the following:

•	failure to pay any amount payable under a finance document on the due date;

•	failure to comply with financial covenants or perform obligations;

•	any representations or statements being incorrect in any material respect;

•	cross-default;

•	insolvency events or proceedings;

•	changes in ownership of borrowers or guarantors;

•	Xstrata Capital or a subsidiary of a member of the Xstrata Group which is a borrower or guarantor in respect of the Facilities ceasing to own 100% of the WMC Shares acquired by it;

•	illegality or unenforceability of, or inability to perform, obligations under any of the finance documents;

•	nationalisation and political risk;

•	litigation, arbitration or administrative proceedings being commenced or threatened which could have a material adverse effect; and

•	events which have a material adverse effect.

(f)	Representations and undertakings

The representations for each of the Facilities are customary for transactions of this nature and include in respect of each obligor and their subsidiaries:

•	corporate status and power to own assets and carry on business;

•	validity, enforceability and binding nature of the obligations under the finance documents;

•	entry into and performance of the finance documents not conflicting with other obligations;

•	power and authority to enter into and perform the finance documents;

•	validity and effectiveness of authorisations required to exercise rights and comply with obligations under the finance documents;

•	recognition and enforceability of choice of law and judgments;

•	no capital duty, filing or stamp taxes;

•	no events of default;

•	accuracy of information provided to Mandated Lead Arrangers;

•	no material adverse change since last financial statements;

•	pari passu ranking of payment obligations;

•	absence of litigation or other proceedings which could have a material adverse effect;

•	title to material assets;

•	compliance with environmental laws and licences;

•	accuracy of information in relation to corporate structure;

•	no financial indebtedness or security except as permitted;

•	no insolvency; and

•	payment of all taxes when due.

Under the Acquisition Facility and the Bridge Facility, Xstrata (Schweiz) must not, and must procure that Xstrata Capital does not, without the prior consent of the Mandated Lead Arrangers and Barclays Bank plc as the Facility Agent for the Acquisition Facility or Bridge Facility:

•	waive, declare, accept or treat as satisfied or decide not to enforce any of the conditions set out in paragraphs (b) to (e) and (h) of Appendix 2; and

•	in the case of the Bridge Facility only, decide, declare or accept that valid acceptances in respect of less than 90% by number of the WMC Shares will be required for the fulfilment of the condition in paragraph (a) of Appendix 2.

Xstrata (Schweiz) has discussed with those lenders the consent requirements in relation to the minimum acceptance condition in paragraph (a) of Appendix 2. Xstrata (Schweiz) is confident that the lenders will act reasonably, and in the mutual interests of the Xstrata Group and the lenders at the relevant time, if asked to waive the minimum acceptance condition.

(g)    Term

The terms of the various Facilities are as follows:

•	Acquisition Facility:

o	Facility A – 364 days from the date of first drawdown (subject to a 180 day extension by Xstrata (Schweiz));

o	Facility B – 36 months after the date of first drawdown;

o	Facility C – 60 months after the date of the first drawdown;

•	Bridge Facility – 180 days from the date of first drawdown (subject to a 364 day extension by Xstrata (Schweiz));

•	Backstop Facility – 364 days from the date on which the Offer is declared to be unconditional by Xstrata Capital (subject to a 180 day extension).

•	Existing Facility:

o	Facility A (US$1 billion) – 60 months from the date of the Existing Facility Agreement;

o	Facility B (US$400 million) – 364 days from the date of the Existing Facility Agreement (subject to a 364 day extension).

7	Australian taxation considerations

7.1    Introduction

The following is an outline of the principal Australian income tax consequences generally applicable to a shareholder who disposes of WMC Shares under the Offer. This outline reflects the current provisions of the Income Tax Assessment Act 1936 (Cwlth) and the Income Tax Assessment Act 1997 (Cwlth) and the regulations made under those Acts, and Xstrata Capital's understanding of the current administrative practices of the Australian Taxation Office. The outline does not otherwise take into account or anticipate changes in the law, whether by way of judicial decision or legislative action, nor does it take into account tax legislation of countries apart from Australia.

The following outline is not exhaustive of all possible Australian income tax considerations that could apply to particular shareholders. The outline only applies to shareholders who hold their WMC Shares on capital account. It does not apply to shareholders who hold their WMC Shares in the course of a business of trading or dealing in such securities.

The outline principally deals with shareholders that are residents of Australia for tax purposes.

You are advised to consult with your own tax adviser regarding the consequences of acquiring, holding or disposing of WMC Shares in light of current tax laws and your particular investment circumstances.

7.2    Taxation on the disposal of WMC Shares

If you accept the Offer, you will be treated as having disposed of your WMC Shares for tax purposes.

The capital gains tax ("CGT") consequences arising on disposal of your WMC Shares will depend on:

•	whether you held shares in WMC Limited and acquired your WMC Shares as a consequence of the Demerger; and

•	if you acquired WMC Shares pursuant to the Demerger, whether you acquired the WMC Limited shares prior to 20 September 1985.

Disposal of WMC Shares acquired under the Demerger that are pre-CGT assets

If you held WMC Limited shares which you acquired before 20 September 1985 and you chose to obtain CGT roll-over in respect of acquiring your WMC Shares under the Demerger, your WMC Shares are also regarded as having been acquired before 20 September 1985. In this case, your WMC Shares will be "pre CGT assets" and you should not be taxed on any capital gain you make on disposal of your WMC Shares. If only some of your WMC Limited shares were pre-CGT assets acquired before 20 September 1985, you should not be taxed on any capital gain on that proportion of WMC Shares which correspond to the proportion of WMC Limited shares that were pre-CGT assets. (Note, however, there are circumstances where a shareholder which is a company or trust may be deemed to have acquired WMC Shares on or after 20 September 1985, so that such shares would not be pre-CGT assets. In this case, the consequences described below for the disposal of WMC Shares that are post-CGT assets would apply.)

Disposal of WMC Shares that are post-CGT assets

Unless your WMC Shares are pre-CGT assets (see above), the following consequences will apply to you.

You may make a capital gain or capital loss from acceptance of the Offer, depending on whether the capital proceeds from the disposal of your WMC Shares are greater than your cost base for those shares (a capital gain) or whether the capital proceeds are less than your reduced cost base for those shares (a capital loss).

The capital proceeds for the disposal of your WMC Shares will be the purchase price of $6.35.

The cost base of your WMC Shares will depend upon whether or not you acquired your WMC Shares under the Demerger, as follows:

•	If you did not acquire your WMC Shares pursuant to the Demerger, the cost base of your WMC Shares would be the amount you paid to acquire the WMC Shares as well as costs associated with the acquisition and disposal of your WMC Shares (such as brokerage).

•	If you acquired your WMC Shares pursuant to the Demerger, the cost base of your WMC Shares (and your Alumina Limited shares) is determined by reasonably apportioning the cost base of the WMC Limited shares you held before the Demerger between your WMC Shares and your Alumina Limited shares. This apportionment is based on the market value, or an anticipated reasonable approximation of the market value, of the Alumina Limited shares and the WMC Shares just after the Demerger. This is more fully explained in the scheme booklet for the Demerger and in the Class Ruling CR 2002/81 issued by the Australian Taxation Office in relation to the Demerger. The Demerger scheme booklet suggests that a guide for determining the market value of the WMC Shares and the Alumina Limited shares just after the Demerger may be the volume weighted average price ("VWAP") for those shares on the first 5 days of trading after the Demerger. You should have been notified of these VWAPs.

If you acquired your WMC Shares under the Demerger and your WMC Limited shares were acquired before 11.45 am on 21 September 1999, and you are an individual, a complying superannuation entity, the trustee of a trust, a listed investment company or a life insurance company (in certain circumstances), you may choose to adjust the cost base of your WMC Limited shares to include indexation by reference to changes in the Consumer Price Index from the calendar quarter in which the WMC Limited shares were acquired until the quarter ending 30 September 1999. WMC Limited shareholders who are companies will be entitled to include the inflation adjustment if their WMC Limited shares were acquired at or before 11:45 am on 21 September 1999. The inflation adjustments may only be taken into account for calculating any capital gain; they are not included when calculating the reduced cost base used for calculating the amount of any capital loss.

If you are an individual, a complying superannuation entity or a trustee of a trust or a life insurance company (in certain circumstances), and you acquired the WMC Shares at least 12 months before you sell them, then you may be able to apply a "CGT Discount" percentage to the disposal of the WMC Shares, provided that you have not elected to use indexation of your cost base (as discussed above). The CGT Discount entitles the shareholder to reduce any net capital gain on the disposal of the WMC Shares (after deducting available capital losses of the shareholder) either by half in the case of individuals and certain kinds of trust, or by one-third, in the case of complying superannuation entities and life insurance companies (in certain circumstances). (However, trustees, other than trustees of complying superannuation entities, should seek specific advice regarding the tax consequences of distributions attributable to discounted capital gains.)

Capital gains and capital losses are aggregated to determine whether you have made a net capital gain or net capital loss in the tax year in which you are treated as having disposed of your WMC Shares. If there is a net capital gain, then the amount of that net capital gain (after application of any relevant CGT discount - see above) is included in your assessable income and is subject to income tax.

A net capital loss cannot be deducted against assessable income earned in that tax year or in any later tax year, but may be carried forward to be offset against capital gains made in a later tax year.

7.3    Non-resident shareholders

If you are a non-resident of Australia for tax purposes, you will generally not have to pay Australian tax on any capital gain when you sell or dispose of your WMC Shares (including by accepting the Offer), provided that:

•	you have not beneficially owned (together with associates) 10% or more of the issued capital of WMC within the five year period before the disposal of the WMC Shares; and

•	the WMC Shares are not held as an asset of a permanent establishment which you have in Australia.

If you buy and sell shares in the ordinary course of business, or acquired the shares for resale at a profit, any gain could be taxed in Australia as normal income and not as a capital gain. In those cases, you should seek your own Australian tax advice.

You should seek advice from your taxation adviser as to the taxation implications of accepting the Offer in your country of residence.

7.4    Stamp duty

Any stamp duty payable on the transfer of WMC Shares to Xstrata Capital pursuant to the Offers will be paid by Xstrata Capital.

8	Additional information

8.1    Withdrawal rights

Under the terms of the Offer, you may withdraw your acceptance of the Offer in certain circumstances. If you have withdrawn your acceptance you may accept the Offer again later. Details on how to accept the Offer are set out in section 1 and in clause 4 of the Offer Terms.

You may withdraw your acceptance at any time during the Offer Period before:

•	the 90% minimum acceptance condition is satisfied; or

•	the expiry of 14 days after Xstrata Capital lodges a supplementary bidder's statement with ASIC notifying termination of the withdrawal rights,

whichever occurs first.

Details of how to exercise withdrawal rights are set out in clause 4.6 of the Offer Terms.

While the withdrawal rights terminate automatically on satisfaction of the 90% minimum acceptance condition, they will not terminate automatically if that condition is waived by Xstrata Capital.

If the withdrawal rights are terminated by Xstrata Capital, Xstrata Capital will despatch a supplementary bidder's statement and another Withdrawal Form to each WMC shareholder.

Termination of the withdrawal rights does not affect any statutory right of withdrawal in the event that Xstrata Capital extends the Offer Period for more than one month.

8.2    Information for US holders

The Offer described in this Bidder's Statement is made for the securities of an Australian registered company. The Offer is subject to disclosure requirements in Australia that are different from those of the United States.

You should be aware that Xstrata Capital may purchase securities otherwise than under the Offer, such as in open market purchases, to the extent permitted under Australian law. Xstrata Capital has no intention of engaging in such open market purchases at any time that the market price for WMC Shares is above the Offer price. If the market price becomes lower than the Offer price, Xstrata Capital will determine at that time whether to make open market purchases of WMC Shares. Any such purchases will be disclosed to ASX in substantial holder notices which Xstrata Capital is required to lodge pursuant to Part 6C.1 of the Corporations Act.

The Bidder's Statement will be furnished to the US Securities and Exchange Commission but will not be reviewed by it. This Bidder's Statement will not be filed with or reviewed by any other state securities commission or US regulatory authority and none of the foregoing authorities have passed upon or endorse the merits of the Offer or the accuracy, adequacy or completeness of the Bidder's Statement.

8.3    Information for ADR holders

Since December 2002, WMC Shares have traded in the United States on the New York Stock Exchange under the trading symbol "WMC" in the form of American Depositary Shares ("ADSs") evidenced by American Depositary Receipts ("ADRs"). ADRs are issued pursuant to the ADR Depositary Agreement with The Bank of New York acting as depositary. The custodians for the ADSs are National Australia Bank Limited and New Zealand Banking Group Limited.

Each ADS represents an entitlement to receive four WMC Shares from the depositary entity through one of the abovementioned custodians. Interests in the ADSs (and, therefore, the deposited WMC Shares) are transferable on the books of the Depositary.

If you own ADSs, you may accept this Offer only in respect of the underlying shares represented by your ADSs. Further, you may accept this Offer only in respect of all the underlying shares represented by your ADSs. Accordingly, ADS holders who choose to accept this Offer must, pursuant to the terms of the Depositary Agreement, deliver the ADR certificates that represent their ADSs to The Bank of New York, withdraw the WMC Shares represented by such ADSs, pay the appropriate fee to The Bank of New York and then follow the procedure set out in section 4 of Appendix 1.

ADS holders who surrender and withdraw ADRs for the purposes of accepting the Offer may incur certain fees and expenses as stipulated in the Depositary Agreement. Accordingly, if you wish to accept this Offer, you should contact your stockbroker, financial adviser or The Bank of New York for more detailed information regarding the relevant fees and charges involved.

You should be aware that, according to the Depositary Agreement, in certain instances, non-payment of such applicable fees may be cause for the Depositary to delay or refuse to execute certain transactions on behalf of the ADRs' holder. Such delay could affect your ability to accept this Offer before the close of the Offer Period.

For more complete information regarding withdrawing underlying WMC Shares, ADR holders should read and review (i) the entire ADR Depositary Agreement, as may be amended from time to time; and (ii) WMC ADSs, both of which are exhibits to WMC's registration statement filed with the SEC on Form F-6 on December 2, 2002 (Registration Statement Nos. 333-101603). These materials are available from the US Securities and Exchange Commission's web site at www.sec.gov.

8.4    ASIC modifications

Xstrata Capital has obtained from ASIC under section 655A(1) of the Corporations Act exemptions and modifications of certain provisions of Chapter 6 of the Corporations Act to permit the inclusion of withdrawal rights as set out in clauses 4.6 to 4.8 of the Offer Terms. A copy of the instrument is included in Appendix 5. Xstrata Capital may also rely on class order relief granted by ASIC.

Xstrata Capital has relied on the modification to section 636(3) of the Corporations Act set out in paragraph 11 of the ASIC Class Order 01/1543 "Takeover Bids" to include references to certain statements by WMC without obtaining the consent of WMC. The relevant statements were taken from:

(a)	announcements made by WMC to ASX on:

(i)	9 February 1999 (Full Year Results 1998)

(ii)	13 February 2001 (Full Year Results 2000)

(iii)	26 February 2002 (Full Year Results 2001)

(iv)	16 July 2002 (Second Quarter Activities Report);

(v)	13 Aug 2002 (2002 Half Year Financial Results (Fact File))

(vi)	14 October 2002 (Third Quarter Activities Report);

(vii)	14 January 2003 (Fourth Quarter Activities Report);

(viii)	26 February 2003 (Business Performance (Fact File))

(ix)	15 April 2003 (First Quarter Activities Report);

(x)	15 July 2003 (Second Quarter Activities Report);

(xi)	13 August 2003 (Business Performance (Fact File))

(xii)	15 October 2003 (Third Quarter Activities Report);

(xiii)	15 January 2004 (Fourth Quarter Activities Report);

(xiv)	11 February 2004 (Business Performance (Fact File))

(xv)	3 March 2004 (2003 Annual Report);

(xvi)	20 April 2004 (First Quarter Activities Report);

(xvi)	15 July 2004 (Second Quarter Activities Report);

(xvii)	11 August 2004 (Fact File for the Half Year ending 30 June 2004)

(xviii)	11 November 2004 (Olympic Dam Development Study).

(b)	the Scheme Booklet dated 28 October 2002 issued by WMC Limited in connection with the Demerger.

As required by Class Order 01/1543, Xstrata Capital will make available a copy of these documents (or of relevant extracts from this document), free of charge to shareholders who request it during the bid period. To obtain a copy of this document (or the relevant extracts), shareholders may telephone the Shareholder Information Line on 1300 302 128 (callers in Australia) or + 612 9240 7466 (callers outside Australia).

8.5    Conditions

The conditions of the Offer are set out in Appendix 2. Further details on some of these conditions are set out below.

(a)	Foreign Investment Review Board approval

Xstrata Capital is a foreign person for the purposes of Australia's Foreign Acquisitions and Takeovers Act 1975 ("FATA") as a result of the indirect shareholding of Xstrata in Xstrata Capital. Xstrata Capital will apply to the Treasurer under FATA for a statement of no objection to the proposed acquisition of WMC in terms of Australia's foreign investment policy.

As a result of foreign persons holding an aggregate interest of more than 40% of the issued WMC Shares, WMC is already regarded as a foreign person for the purposes of FATA and Australia's foreign investment policy. Xstrata Capital's acquisition of 15% or more of the WMC Shares will maintain WMC's status as foreign for those purposes.

Xstrata is confident that the transaction is consistent with the Government's foreign investment policy and anticipates that a statement of no objection to the proposal will issue in due course.

(b)	Australian Competition and Consumer Commission approval

The Trade Practices Act prohibits acquisitions of shares that have the effect or likely effect of a substantial lessening of competition.

Xstrata has approached the ACCC seeking informal clearance in relation to the Offer and has provided the ACCC with a detailed submission. Xstrata does not anticipate the Offer will raise any competition concerns in Australia, as there is limited overlap between the operations of Xstrata and WMC in Australia.

(c)	European Commission approval

Xstrata will be filing a formal notification with the European Commission. Xstrata does not anticipate the Offer will raise any substantive competition concerns in the European Union, as there is limited overlap between the operations of Xstrata and WMC both on a worldwide and European basis.

(d)	US Regulatory Agencies Approval

Xstrata will be filing a formal notification with the Federal Trade Commission and the Antitrust Division of the Department of Justice (together the "US Regulatory Agencies"). Xstrata does not anticipate that the Offer will raise any substantive competition concerns in the United States, as there is limited overlap between the operations of Xstrata and WMC both in the United States and on a worldwide basis.

(e)	Other regulatory approvals

Xstrata will be making all other necessary notifications and filings with other antitrust and competition authorities. Xstrata does not anticipate that the Offer will raise any substantive competition concerns due to the limited overlap between the operations of the parties.

(f)	Xstrata shareholder approval

In view of its size, the acquisition of WMC by Xstrata is conditional on the approval of Xstrata shareholders (by simple majority) at an extraordinary general meeting of Xstrata on or about 13 January 2005.

Glencore International and Credit Suisse First Boston Equities Limited, with current shareholdings of 16% and 24% of Xstrata respectively, have irrevocably undertaken to vote in favour of the transaction at the extraordinary general meeting.

The directors of Xstrata, who have received financial advice from J.P. Morgan plc, consider that the acquisition of WMC is fair and reasonable from a financial point of view to Xstrata. In providing advice to the directors of Xstrata, J.P. Morgan plc has relied on the directors' commercial assessment of the acquisition. The directors of Xstrata also consider that the acquisition is in the best interests of Xstrata and its shareholders as a whole. Accordingly, the directors of Xstrata will unanimously recommend that the shareholders of Xstrata vote in favour of the above resolution, as they intend to do in respect of their own beneficial holdings of 1,221,896 or approximately 0.19% Xstrata shares.

(g)	No acquisitions, disposals or new commitments

The Offer is subject to there being no material acquisitions, disposals or new commitments by WMC or any of its subsidiaries (see paragraph (k) of Appendix 2). Any such acquisitions,

disposals or new commitments by WMC or any of its subsidiaries would potentially frustrate the Offer and deny WMC shareholders the opportunity to participate in the benefits accruing to them under the Offer. Accordingly, as the Offer is subject to this condition, the Takeovers Panel is likely to require that no such transaction occur from the Announcement Date to the end of the Offer Period without the approval of WMC shareholders.

(h)	Equal access to information

The Offer is also subject to a condition that Xstrata Capital is provided with all information which is not generally available and which may be made available to other interested parties (in particular, any competing bidders) during the Offer Period (see paragraph (n) of Appendix 2). Xstrata Capital believes that it is appropriate in the context of competitive bids that all bidders be given equal access to such information on the basis that equal access to such information promotes competition amongst bidders to the benefit of WMC shareholders.

As described in section 6.4, Xstrata (Schweiz) has agreed not to, and to procure that Xstrata Capital does not, waive any of the conditions set out in paragraphs (a), (b) to (e) and (h) of Appendix 2 without the consent of its lenders. Xstrata (Schweiz) has discussed with those lenders the consent requirements in relation to the minimum acceptance condition in paragraph (a) of Appendix 2. Xstrata (Schweiz) is confident that the lenders will act reasonably, and in the material interests of Xstrata (Schweiz), Xstrata Capital and the lenders at the relevant time, if asked to waive the minimum acceptance condition.

Xstrata and its subsidiaries (including Xstrata Capital) will use their best endeavours to ensure that each of the Pre-conditions to Availability of the Facilities is satisfied and will not do, or omit to do, anything which may trigger an Event of Default under the Facilities.

8.6    Consents

This Bidder's Statement contains statements made by, or statements based on statements made by Xstrata and Xstrata (Schweiz). Xstrata and Xstrata (Schweiz) has consented to the inclusion of:

(a)	each statement it has made; and

(b)	each statement which is based on a statement it has made,

in this Bidder's Statement in the form and context in which those statements appear.

Each of Glencore International and Credit Suisse First Boston Equities Limited has given and has not withdrawn its consent to the inclusion of statements by it in the second paragraph in section 8.5(f).

8.7    Other material information

Except as set out elsewhere in this Bidder's Statement, there is no other information that is:

(a)	material to the making of a decision by a shareholder whether or not to accept an Offer; and

(b)	known to the Xstrata Capital,

and has not previously been disclosed to the shareholders.

9    Glossary

9.1    Definitions

The following defined terms are used throughout this Bidder's Statement unless the contrary intention appears or the context requires otherwise:

ACCC means Australian Competition and Consumer Commission.

Acceptance Form means the form of acceptance and transfer accompanying this Offer.

ADR means American Depositary Receipt.

ADR Depositary Agreement means the deposit agreement dated 3 December 2002 between WMC and The Bank of New York, as depositary.

ADS means American Depositary Share.

Announcement Date means 22 November 2004, being the date of announcement of the Offer.

ASIC means Australian Securities and Investments Commission.

ASTC means the ASX Settlement and Transfer Corporation Pty Limited (ABN 49 008 504 532), the body which administers the CHESS system in Australia.

ASTC Settlement Rules means the settlement rules of ASTC.

ASX means Australian Stock Exchange Limited.

Bidder's Statement means this document, being the statement of Xstrata Capital under Part 6.5 Division 2 of the Corporations Act relating to the Offers.

Broker means a person who is a share broker and a participant in CHESS.

business day means a day on which banks are open for general banking business in Sydney and Melbourne (not being a Saturday, Sunday or public holiday in that place).

CHESS means the Clearing House Electronic Subregister System, which provides for electronic share transfer in Australia.

CHESS Holding means a holding of WMC Shares on the CHESS subregister of WMC.

Controlling Participant means the Broker or Non-Broker Participant who is designated as the controlling participant for shares in a CHESS Holding in accordance with the ASTC Settlement Rules.

Corporations Act means the Corporations Act 2001 (Cwlth).

Demerger means the demerger of WMC Limited in December 2002 to form WMC and Alumina Limited.

EEA means the European Economic Area.

Events of Default means those events of default under each of the Facilities as described in clause 6.4(e).

Facilities means the loan facilities described in clause 6.4.

Glencore International means Glencore International AG, a company incorporated in Switzerland with limited liability.

Issuer Sponsored Holding means a holding of WMC Shares on WMC's issuer sponsored subregister.

Listing Rules means the listing rules of ASX.

Member States means each of Austria, Belgium, Cyprus, Czech Republic, Denmark, Estonia, Finland, France, Germany, Greece, Hungary, Ireland, Italy, Latvia, Lithuania, Luxembourg, Malta, Poland, Portugal, Slovakia, Slovenia, Spain, Sweden, The Netherlands and United Kingdom.

Non-Broker Participant means a non-broker participant under the ASTC Settlement Rules.

NYSE means New York Stock Exchange.

Offer means the offer by Xstrata Capital on the Offer Terms to acquire WMC Shares referred to in section 1 of this Bidder's Statement.

Offer Period means the period commencing on [ ] December 2004 and ending on [ ] January 2005, or such later date to which the Offer has been extended.

Offer Terms means the terms and conditions of the Offer set out in Appendices 1 and 2 to this Bidder's Statement.

Pre-Conditions to Availability means those pre-conditions to the availability of each of the Facilities as described in clause 6.4(c).

Public Authority means any governmental, semi-governmental, administrative, fiscal, judicial or quasi-judicial body, department, commission, authority, tribunal, agency or entity.

Rights means all accretions, rights or benefits of whatever kind attaching to or arising from WMC Shares directly or indirectly after the date of this Bidder's Statement, including, without limitation, all dividends or other distributions and all rights to receive any dividends or other distributions, or to receive or subscribe for shares, stock units, notes, bonds, options or other securities, declared, paid or made by WMC or any of its subsidiaries.

SEC means the United States Securities and Exchange Commission.

Withdrawal Form means the withdrawal form which accompanies this Offer.

WMC means WMC Resources Limited (ABN 76 004 184 598), a company incorporated in Australia.

WMC DRP means the WMC Dividend Reinvestment Plan described in section 5.6 above.

WMC ESP means the WMC Executive Share Plan described in section 5.4 above.

WMC Group means WMC and each of its subsidiaries.

WMC Option Plan means the WMC Option Plan described in section 5.3 above.

WMC Options means the options described in Section 5.3 of this Bidder's Statement and any other options to subscribe for the issue of WMC Shares.

WMC PSP means WMC Performance Share Plan described in section 5.4 above.

WMC SAP means WMC Resources Stock Appreciation Plan described in section 5.5 above.

WMC SSP means WMC Staff Share Plan described in section 5.4 above.

WMC Shares means fully paid ordinary shares in the capital of WMC.

Xstrata means Xstrata plc whose head office is at Bahnhofstrasse 2, PO Box 102 CH-6301 Zug Switzerland.

Xstrata Capital means Xstrata Capital Holdings Pty Limited (ACN 111 756 337), a company incorporated in Australia of Level 53, Governor Phillip Tower, 1 Farrer Place, Sydney, NSW, 2000.

Xstrata Capital's Takeover Transferee Holding means the holding of WMC Shares on the CHESS subregister of Xstrata Capital established for the purposes of this Offer.

Xstrata Group means Xstrata and each of its subsidiaries and subsidiary undertakings (as defined in the UK Companies Act 1985).

Xstrata (Schweiz) means Xstrata (Schweiz) AG of Bahnhofstrasse 2, PO Box 102 CH-6301 Zug Switzerland.

9.2     General Interpretation

The following rules of interpretation apply unless the contrary intention appears or the context requires otherwise:

(a)	A reference to time is a reference to Sydney, Australia time.

(b)	Headings are for convenience only and do not affect interpretation.

(c)	The singular includes the plural and conversely.

(d)	A reference to a section is to a section of this Bidder's Statement.

(e)	A gender includes all genders.

(f)	Where a word or phrase is defined, its other grammatical forms have a corresponding meaning.

(g)	$, A$ or cents is a reference to the lawful currency in Australia, unless otherwise stated.

(h)	US$ is a reference to the lawful currency in the United States.

(i)	A reference to a person includes a body corporate, an unincorporated body or other entity and conversely.

(j)	A reference to a person includes a reference to the person's executors, administrators, successors, substitutes (including, but not limited to, persons taking by novation) and assigns.

(k)	A reference to any legislation or to any provision of any legislation includes any modification or re-enactment of it, any legislative provision substituted for it and all regulations and statutory instruments issued under it.

(l)	A reference to any instrument or document includes any variation or replacement of it.

(m)	A term not specifically defined in this Bidder's Statement has the meaning given to it (if any) in the Corporations Act or the ASTC Settlement Rules, as the case may be.

(n)	A reference to a right or obligation of any two or more persons confers that right, or imposes that obligation, as the case may be, jointly and individually.

(o)	A reference to you is to a person to whom the Offer is made under Appendix 1 to this Bidder's Statement.

(p)	A$/US$ conversions have been effected at an exchange rate of 0.7867.

10 Approval of the Bidder's Statement

A copy of this Bidder's Statement that is to be lodged with ASIC has been approved by a resolution passed by the directors of Xstrata Capital Holdings Pty Limited on 13 December 2004.

Signed by Benny Levene of Xstrata Capital Holdings Pty Limited in accordance with section 351 of the Corporations Act.

/s/ Benny Levene

Director Date: 16 December 2004

Appendix 1 – Formal terms of the Offer

1	Offers

Xstrata Capital offers to acquire all of your WMC Shares together with all Rights attaching to them on the following terms and conditions. The Offer extends to any WMC Shares that are issued during the Offer Period as a result of the exercise of WMC Options.

You may only accept this Offer for all of your WMC Shares.

By accepting this Offer, you undertake to transfer to Xstrata Capital not only the WMC Shares to which the Offer relates but also all Rights attached to the WMC Shares.

2	Consideration

The consideration offered for each WMC Share is $6.35 cash.

3	Offer Period

The Offer will, unless withdrawn, remain open for acceptance during the period commencing on the date of this Offer, being [•] December 2004, and ending at 7.00pm (Sydney time) on:

(a)	[•] January 2005; or

(b)	any date to which the period of this Offer is extended in accordance with the Corporations Act,

whichever is the later.

4	How to accept this Offer

4.1	All of your holding

This Offer is for all of your WMC Shares.

4.2	Acceptance procedure for WMC shareholders

The acceptance procedure will depend on whether your WMC Shares are in a CHESS Holding or an Issuer Sponsored Holding.

If you hold your WMC Shares in a CHESS Holding

You must comply with the ASTC Settlement Rules.

If you are a sponsored CHESS Holder of WMC Shares, you may:

•	instruct your Controlling Participant to initiate acceptance of the Offer on your behalf in accordance with Rule 14.14 of the ASTC Settlement Rules; or

•	send the completed Acceptance Form directly to your stockbroker or Controlling Participant; or

•	complete the Acceptance Form and mail or deliver it to the address below and authorise Xstrata Capital to instruct your Controlling Participant to initiate acceptance of the Offer on your behalf.

If you hold your WMC Shares in an Issuer Sponsored Holding

If your WMC Shares are in an Issuer Sponsored Holding, then to accept this Offer you must complete, sign and return the accompanying Acceptance Form in accordance with the instructions on it and deliver it or send it by post together with all other documents required by those instructions so that they are received before the expiry of the Offer Period.

Mailing and delivery addresses

The mailing and delivery addresses for completed Acceptance Forms are as follows.

The mailing address is:

Computershare Investor Services Pty Limited
GPO Box 7043
Sydney NSW 2001

Alternatively you may deliver the Acceptance Form and any associated documents to:

Computershare Investor Services Pty Limited
Level 3
60 Carrington Street
Sydney NSW 2000

A reply paid envelope (not able to be used by shareholders outside Australia) is enclosed for your convenience.

Acceptance Form

The Acceptance Form which accompanies this Offer forms part of it. The requirements on the Acceptance Form must be observed in accepting this Offer in respect of your WMC Shares.

4.3	Acceptance procedure for holders of WMC Options

If you hold WMC Options on the date of this Offer, and if you are entitled to and wish to exercise the WMC Options during the Offer Period and accept the Offer, you may return the completed Acceptance Form and a signed notice of exercise of your WMC Options to the delivery or mailing addresses set out in clause 4.2 above. If you do so, and you do not pay Xstrata Capital the exercise price in respect of those WMC Options, Xstrata Capital will pay you the consideration that would otherwise have been payable to you in respect of the WMC Shares issued on exercise less the exercise price in respect of those WMC Options.

4.4	Power of attorney, deceased estate

When accepting this Offer, you should also forward for inspection:

(a)	if the Acceptance Form is executed by an attorney, the power of attorney; or

(b)	if the Acceptance Form is executed by the executor of a will or the administrator of the estate of a deceased shareholder, the relevant Grant of Probate or Letters of Administration.

4.5	When acceptance is complete

Acceptance of this Offer will not be complete until the completed Acceptance Form has been received at one of the addresses set out in clause 4.2 above and the requirements of this clause have been met, provided that:

(a)	Xstrata Capital may in its sole discretion waive any or all of those requirements at any time; and

(b)	where such requirements have been complied with in respect of some but not all of your WMC Shares, Xstrata Capital may, in its sole discretion, deem your acceptance of this Offer complete in respect of those WMC Shares for which the requirements have been complied with but not in respect of the remainder.

4.6	Withdrawal rights

Subject to clause 4.8, you may withdraw your acceptance in accordance with clause 4.7 at any time during the Offer Period before:

(a)	the condition referred to in paragraph (a) of Appendix 2 is satisfied; or

(b)	the expiry of 14 days after Xstrata Capital lodges a supplementary bidder's statement with ASIC notifying termination of the withdrawal rights,

whichever occurs first.

If you have withdrawn your acceptance in accordance with this clause 4.6, you may accept the Offer again by following the acceptance procedure in clause 4.2.

4.7	Withdrawal procedure

The withdrawal procedure will depend on whether your WMC Shares are in a CHESS Holding or an Issuer Sponsored Holding.

If you hold your WMC Shares in a CHESS Holding

You must comply with the ASTC Settlement Rules.

If you are a sponsored CHESS Holder of WMC Shares, you may:

•	instruct your Controlling Participant to initiate withdrawal of the Offer on your behalf; or

•	send the completed Withdrawal Form directly to your stockbroker or Controlling Participant; or

•	complete the Withdrawal Form and mail or deliver it to the address below and authorise Xstrata Capital to instruct your Controlling Participant to initiate withdrawal of the Offer on your behalf.

If you hold your WMC Shares in an Issuer Sponsored Holding

If your WMC Shares are in an Issuer Sponsored Holding, then to withdraw your acceptance you must complete, sign and return the accompanying Withdrawal Form in accordance with the instructions on it and deliver it or send it by post together with all other documents required by those instructions so that they are received at one of the addresses set out in clause 4.2 above before the time specified in clause 4.6.

4.8	Termination of withdrawal rights

The withdrawal rights under clause 4.6 terminate on the earlier of:

(a)	the date on which the condition referred to in paragraph (a) of Appendix 2 is satisfied;

(b)	the date which is 14 days after Xstrata Capital lodges a supplementary bidder's statement with ASIC notifying termination of those withdrawal rights; and

(c)	the end of the Offer Period.

5	Payment of consideration

5.1	How consideration is paid

The consideration payable by Xstrata Capital to you in respect of your WMC Shares may be paid at the sole discretion of Xstrata Capital as follows:

(a)	Xstrata Capital may pay so much of the consideration as is required to discharge any debt owed by you to WMC under the terms of any employee incentive scheme and Xstrata Capital will pay to you the remaining consideration by cheque; or

(b)	Xstrata Capital will pay to you the consideration for your WMC Shares by cheque.

5.2	When consideration is paid

Subject to clause 5.3, if the contract resulting from your acceptance of this Offer becomes unconditional, Xstrata Capital will provide the consideration to which you are entitled on acceptance of this Offer on or before the 5th business day after the date this Offer is validly accepted by you or, if the Offer is subject to a defeating condition when accepted, within 5 business days after this Offer or the contract resulting from your acceptance of this Offer becomes unconditional.

5.3	Where additional documents are required

Where the Acceptance Form requires additional documents to be given with your acceptance (such as a power of attorney):

(a)	if the documents are given with your acceptance, Xstrata Capital will provide the consideration in accordance with clause 5.2;

(b)	if the documents are given after acceptance and before the end of the Offer Period and the Offer is subject to a defeating condition at the time that Xstrata Capital is given the documents, Xstrata Capital will provide the consideration by the 5th business day after the contract resulting from your acceptance of the Offer becomes unconditional;

(c)	if the documents are given after acceptance and before the end of the Offer Period and the Offer is unconditional at the time that Xstrata Capital is given the documents, Xstrata Capital will provide the consideration by the 5th business day after Xstrata Capital is given the document;

(d)	if the documents are given after the end of the Offer Period, Xstrata Capital will provide the consideration within 5 business days after the documents are given; but if at the time Xstrata Capital is given the documents, the contract resulting from your acceptance of the Offer is still subject to one or more of the conditions in paragraph (c) of Appendix 2, Xstrata Capital will provide the consideration within 5 business days after that contract becomes unconditional.

If you do not provide Xstrata Capital the required additional documents within one month after the end of the Offer Period, Xstrata Capital may, in its sole discretion, rescind the contract resulting from your acceptance of the Offer.

5.4	Where Xstrata Capital is entitled to any Rights

If Xstrata Capital becomes entitled to any Rights on acceptance of this Offer, you must give Xstrata Capital all documents that Xstrata Capital needs to give Xstrata Capital title to those Rights. If you do not give those documents to Xstrata Capital, or if you have received the benefit of those Rights, Xstrata Capital will deduct from the consideration otherwise due to you the amount (or value, as reasonably assessed by Xstrata Capital) of those Rights.

5.5	Payment to be mailed by cheque

Payment of the cash amount to which you are entitled will be mailed by cheque (or otherwise as agreed by Xstrata Capital) in Australian currency. Cheques will be sent to the address on the Acceptance Form by pre-paid ordinary mail or, if you have an overseas address, by pre-paid airmail.

5.6	Clearances for offshore residents

If, at the time of acceptance of this Offer, you are resident in or of a place outside Australia, you will not be entitled to receive any consideration under this Offer until all requisite authorities or clearances of the Reserve Bank of Australia (whether under the Banking (Foreign Exchange) Regulations or otherwise), or of the Australian Taxation Office, have been obtained.

6	Conditions of the Offer

6.1	Conditions

This Offer and the contract that results from acceptance of this Offer are subject to fulfilment of the conditions set out in Appendix 2.

6.2	Nature of conditions

Each of the conditions set out in each paragraph and subparagraph of Appendix 2:

(a)	constitutes and will be construed as a separate, several and distinct condition;

(b)	is a condition subsequent with the exception of the condition specified in paragraph (b) of Appendix 2, which is a condition precedent; and

(c)	until the expiration of the Offer Period (or in the case of the conditions referred to in paragraph (o) of Appendix 2, until 3 business days after the end of the Offer Period) will be for the benefit of Xstrata Capital alone and may be relied upon only by Xstrata Capital.

6.3	Foreign Acquisitions and Takeovers Act

The condition specified in paragraph (b) of Appendix 2 is a condition precedent. Any contract resulting from acceptance of this Offer will not become binding unless and until the condition in paragraph (b) of Appendix 2 is fulfilled. Xstrata Capital intends not to waive this condition.

6.4	Effect of breach or non-fulfilment

The breach or non-fulfilment of any of the conditions subsequent set out in Appendix 2 does not, until the end of the Offer Period, prevent a contract arising to acquire your WMC Shares resulting from your acceptance of this Offer but, if at the end of the Offer Period (or, in the case of the conditions in paragraph (o) of Appendix 2, at the end of three business days after the end of the Offer Period), in respect of any condition in Appendix 2:

(a)	Xstrata Capital has not declared the Offers (and they have not become) free from that condition; or

(b)	that condition has not been fulfilled,

all contracts resulting from the acceptance of the Offers and all acceptances that have not resulted in binding contracts are void. In such a case, Xstrata Capital will return the Acceptance Form together with all documents to the address shown in the Acceptance Form and notify ASTC of the lapse of the Offers in accordance with Rule 14.9 of the ASTC Settlement Rules.

6.5	Best endeavours in relation to conditions

(a)	Xstrata and its subsidiaries (including Xstrata Capital) will each:

(i)	use their best endeavours to procure that each of the conditions in Appendix 2 is satisfied; and

(ii)	not do or omit to do anything which may cause a breach of any such condition.

(b)	Without limiting clause 6.5(a), in relation to the condition in paragraph (i) of Appendix 2, Xstrata and Xstrata Capital will each:

(i)	use their best endeavours to ensure that each of the Preconditions to Availability of the Facilities is and remains satisfied; and

(ii)	not do or omit to do any thing which may trigger an Event of Default under the Facilities.

6.6	Xstrata Capital may decide Offer is free from all or any of the conditions

Xstrata Capital may at any time at its sole discretion but in compliance with section 650F and section 630(1) of the Corporations Act, declare the Offers free from all or any of the conditions set out in each paragraph and subparagraph of Appendix 2 by notice in writing to WMC:

(a)	in the case of the conditions referred to in paragraph (o) of Appendix 2 - not later than 3 business days after the end of the Offer Period; or

(b)	in any other case - not later than 7 days before the end of the Offer Period.

6.7	Date for giving notice on status of conditions

The date for giving a notice on the status of the conditions as required by section 630(1) of the Corporations Act is [•] January 2005, subject to variation in accordance with section 630(2) of the Corporations Act in the event that the Offer Period is extended.

6.8	Effect of Acceptance

By signing and returning the Acceptance Form, you will be deemed to have:

(a)	irrevocably authorised Xstrata Capital to alter the Acceptance Form on your behalf by:

(i)	inserting correct details of your WMC Shares;

(ii)	filling in any blanks remaining on the Acceptance Form; and

(iii)	rectifying any errors in, and omissions from, the Acceptance Form,

as may be necessary to make the Acceptance Form a valid acceptance of this Offer and to enable registration of the transfer of your WMC Shares to Xstrata Capital; and

(b)	if any of your WMC Shares are in a CHESS Holding, irrevocably authorised Xstrata Capital to:

(i)	instruct your Controlling Participant to initiate acceptance of this Offer in respect of all such WMC Shares in accordance with the ASTC Settlement Rules; and

(ii)	give any other instructions in relation to those WMC Shares to your Controlling Participant on your behalf under the sponsorship agreement between you and the Controlling Participant ,

subject to any withdrawal rights under clause 4.6; and

(c)	(including where the Offer is caused to be accepted in accordance with the ASTC Settlement Rules):

(i)	subject to any withdrawal rights under clause 4.6 having terminated, irrevocably accepted this Offer in respect of all your WMC Shares despite any difference between that number and the number of WMC Shares shown in the Acceptance Form;

(ii)	represented and warranted to Xstrata Capital, as a condition of the contract resulting from your acceptance of the Offer, that at the time of acceptance and at the time of transfer to Xstrata Capital:

(A)	(A)you have paid to WMC all amounts which are due for payment in respect of your WMC Shares; and

(B)	(B)all of your WMC Shares are fully paid and free from all mortgages, charges, liens and other encumbrances of any nature; and

(C)	(C)you have full power and capacity to sell and transfer those WMC Shares;

(iii)	on this Offer or any takeover contract becoming unconditional and subject to any withdrawal rights under clause 4.6 having terminated, irrevocably appointed Xstrata Capital and each of its directors from time to time severally as your agent and attorney on your behalf to:

(A)	(A)attend and vote in respect of your WMC Shares at all general meetings of WMC;

(B)	(B)at Xstrata Capital's discretion, pay WMC, or any other party, all or part of any amounts contemplated by clause 5.1(a) of these terms;

(C)	(C)receive from WMC or any other party, and retain, any share certificates which were held by WMC, or any other party, whether pursuant to the terms of any employee incentive scheme (including, without limitation, any employee share scheme) or otherwise; and

(D)	(D)sign all documents (including an instrument appointing one of Xstrata Capital's directors as a proxy in respect of any or all of your WMC Shares and any application to WMC for a replacement certificate in respect of any share certificate which has been lost or destroyed) and resolutions relating to your WMC Shares, and generally to exercise all powers and rights which you may have as a shareholder and perform such actions as may be appropriate in order to vest good title in your WMC Shares in Xstrata Capital, and to have agreed that, in exercising such powers, any such director is entitled to act in Xstrata Capital's interests as the beneficial owner and intended registered holder of your WMC Shares; and

(iv)	if at the time of acceptance of this Offer your WMC Shares are in a CHESS Holding, authorised, with effect from the date that this Offer or any contract resulting from acceptance of this Offer is declared free from all its conditions or those conditions are satisfied, Xstrata Capital to cause a message to be transmitted to ASTC in accordance with Rule 14.17.1 of the ASTC Settlement Rules so as to transfer your WMC Shares to Xstrata Capital's Takeover Transferee Holding, subject to any withdrawal rights under clause 4.6. Xstrata Capital will be so authorised even though at the time of such transfer it has not paid the consideration due to you under this Offer.

Except in relation to WMC Shares in a CHESS Holding, Xstrata Capital may at any time deem the receipt of a signed Acceptance Form to be a valid acceptance of this Offer even though you omit to include your share certificate(s) (if any) or there is not compliance with any one or more of the other requirements for acceptance but, if Xstrata Capital does so, Xstrata Capital is not obliged to make the consideration available to you until all of the requirements for acceptance have been met.

6.9	Withdrawal of the Offer

Xstrata Capital may withdraw unaccepted Offers at any time with the written consent of ASIC and subject to the conditions (if any) specified in such consent.

6.10	Variation

Xstrata Capital may vary this Offer in accordance with the Corporations Act.

7	Acceptances by transferees and nominees

7.1	Who may accept the Offer

During the Offer Period:

(a)	any person who is able to give good title to a parcel of your WMC Shares may accept (if they have not already accepted an offer in the form of this Offer) as if an offer on terms identical with this Offer has been made to them; and

(b)	any person who holds one or more parcels of WMC Shares as trustee, nominee, or otherwise on account of another person, may accept as if a separate offer had been made in relation to:

(i)	each of those parcels; and

(ii)	any parcel they hold in their own right.

7.2	Holding shares

A person is taken to hold WMC Shares if the person is, or is entitled to be registered as, the holder of those WMC Shares.

7.3	Holding shares on trust or as a nominee

A person is taken to hold WMC Shares on trust for, as nominee for, or on account of, another person if they:

(a)	are entitled to be registered as the holder of particular WMC Shares; and

(b)	hold their interest in the WMC Shares on trust for, as nominee for, or on account of, that other person.

7.4	Effective acceptance

An acceptance of an offer under clause 7.1(b) is ineffective unless:

(a)	the person who holds on account of another person, gives that other person a notice stating that the WMC Shares consist of a separate parcel; and

(b)	the acceptance specifies the number of WMC Shares in that parcel.

7.5	Notice of acceptance

A notice under clause 7.4(a) of these terms must be made:

(a)	if it relates to WMC Shares entered on an ASTC subregister - in an electronic form approved by the ASTC Settlement Rules; or

(b)	otherwise - in writing.

A person may, at the one time, accept for two or more parcels under this clause as if there had been a single offer for a separate parcel consisting of those parcels.

8	Other matters

8.1	Notices and other communications

Subject to the Corporations Act, a notice or other communication given by Xstrata Capital to you in connection with this Offer shall be deemed to be duly given if it is in writing and:

(a)	is delivered at your address as recorded on the register of members of WMC or the address shown in the Acceptance Form; or

(b)	is sent by pre-paid ordinary mail, or in the case of an address outside Australia by pre-paid airmail, to you at either of those addresses.

8.2	Return of documents

If:

(a)	this Offer is withdrawn after your Acceptance Form has been sent to Xstrata Capital, but before it has been received; or

(b)	for any other reason Xstrata Capital does not acquire the WMC Shares to which your Acceptance Form relates,

Xstrata Capital will despatch at your risk your Acceptance Form together with all other documents forwarded by you, to your address as shown on the Acceptance Form or such other address as you may notify in writing to Xstrata Capital by, where such address is inside Australia, pre-paid ordinary post, or, where such address is outside Australia, pre-paid airmail.

9	Costs and expenses

All costs and expenses of the preparation, despatch and circulation of the Offers and all stamp duty payable in respect of a transfer of WMC Shares in respect of which Offers are accepted, will be paid by Xstrata Capital.

Appendix 2 – Conditions of the Offer

The Offers and any contracts resulting from acceptance of the Offers are subject to fulfilment of the following conditions:

(a)	(minimum acceptance) that during, or at the end of, the Offer Period Xstrata Capital has acquired a relevant interest in at least 90% (by number) of the WMC Shares;

(b)	(Foreign Acquisitions and Takeovers Act) the Treasurer of the Commonwealth of Australia consents, on an unconditional basis, under the Foreign Acquisitions and Takeovers Act 1975 (Cwlth) ("Act") to the proposed acquisition by Xstrata Capital of WMC and the Treasurer is taken to have so consented:

(i)	if Xstrata Capital receives written advice from or on behalf of the Treasurer to the effect that the acquisition of WMC is not inconsistent with the Australian Government's foreign investment policy or is not objected to under the Act; or

(ii)	if notice of the proposed acquisition of WMC is given to the Treasurer and the Treasurer has ceased to be empowered to make any order under Part II of the Act in relation to the proposed acquisition because of lapse of time;

(c)	(Trade Practices Act) either:

(i)	the ACCC has not commenced or threatened in writing to commence legal proceedings seeking orders to restrain the acquisition of the WMC Shares by Xstrata Capital under the Offer; or

(ii)	the ACCC advises in writing, on an unconditional basis, that it does not propose to take any action in relation to the Offer for the purposes of Section 50 of the Trade Practices Act 1974 (Cwlth);

(d)	(European Commission) either:

(i)	the European Commission indicating, in terms satisfactory to Xstrata, that it does not intend to initiate proceedings under Article 6(1)(c) of Council Regulation (EC) No. 139/2004 ("EC Merger Regulation") or to make a referral to a competent authority in the EEA under Article 9(1) of the EC Merger Regulation, in either case with respect to the Offer or any matter arising from the proposed acquisition of WMC by Xstrata Capital;

(ii)	in the event of the initiation of proceedings under Article 6(1)(c) of the EC Merger Regulation and Xstrata waiving condition (d)(i) above, the European Commission adopting a decision under Article 8(2) (or having been deemed to have made such a decision under Article 10(6)) of the EC Merger Regulation, in terms satisfactory to Xstrata, declaring the Offer or any matter arising from the proposed acquisition of WMC by Xstrata Capital to be compatible with the common market; or

(iii)	in the event of a request pursuant to Article 9(2) of the EC Merger Regulation being made by a Member State and the European Commission, in accordance with Article 9(3) of the EC Merger Regulation, referring the whole or part of the Offer or any matter arising from the proposed acquisition of WMC by Xstrata Capital to the competent authorities of one or more Member States or having been deemed to have done so pursuant to Article 9(5) of the EC Merger Regulation and Xstrata waiving condition (d)(i) above:

(A)	such competent authority granting clearance, on terms satisfactory to Xstrata, in respect of all those parts of the acquisition of WMC under the Offer which were referred to it, or having been deemed to have granted such clearance; and

(B)	the European Commission issuing a decision referred to in (i), (ii) or (iii) above in respect of the part of the acquisition of WMC under the Offer not so referred;

(e)	(US Regulatory Agencies):

(i)	the initial 15 day waiting period, commencing upon Xstrata having filed its Hart-Scott-Rodino Antitrust Improvements Act ("HSR") notification, expiring or terminating without the US Regulatory Agencies having issued a Request for Additional Information and Documentary Materials ("Second Request");

(ii)	in the event of either of the US Regulatory Agencies issuing a Second Request, the then applicable waiting period applicable to the consummation of the acquisition under the HSR expiring or terminating;

(iii)	no party shall be subject to any order or injunction of a court of competent jurisdiction in the United States that prohibits the consummation of the acquisition contemplated by this Offer;

(f)	(Other regulatory approvals): all appropriate waiting and other time periods (including any extensions of such waiting and other time periods) under applicable laws or regulations of any relevant jurisdiction having expired, lapsed or been terminated (as appropriate) and all regulatory obligations in any relevant jurisdiction having been complied with in each case in respect of the Offer or any matter arising from the proposed acquisition of WMC by Xstrata Capital unless otherwise waived by Xstrata;

(g)	(no restraining orders) that between the Announcement Date and the end of the Offer Period:

(i)	there is not in effect any preliminary or final decision, order or decree issued by a Public Authority; and

(ii)	no application is made to any Public Authority (other than by any member of the Xstrata Group), or action or investigation is announced, threatened or commenced by a Public Authority,

in consequence of, or in connection with, the Offer (other than a determination by ASIC or the Takeovers Panel in exercise of the powers and discretions conferred by the Corporations Act), which:

(iii)	restrains or prohibits (or if granted could restrain or prohibit), or otherwise materially adversely impacts on, the making of the Offer or the completion of any transaction contemplated by the Offer (whether subject to conditions or not) or the rights of Xstrata Capital in respect of WMC and the WMC Shares to be acquired under the Offer; or

(iv)	requires the divestiture by Xstrata Capital of any WMC Shares, or the divestiture of any assets of the WMC Group, the Xstrata Group or otherwise;

(h)	(Xstrata EGM) that all resolutions necessary to approve, effect and implement, or authorise the implementation of, the Offer and the acquisition of WMC Shares are passed by the requisite majority of Xstrata shareholders at an extraordinary general meeting of Xstrata to be held on or about 13 January 2005;

(i)	(availability of Facilities) during and at the end of the Offer Period:

(i)	each of the Pre-Conditions to Availability of the Facilities is and remains satisfied; and

(ii)	there is no Event of Default, or potential Event of Default, under the Facilities;

(j)	(no material adverse effect) that no specified event occurs that will, or is reasonably likely to, have a material adverse effect on the assets and liabilities, financial position and performance, profits and losses or prospects of WMC and its subsidiaries, including as a result of making the Offers or the acquisition of WMC Shares pursuant to the Offers. For these purposes, a "specified event" is:

(i)	an event or occurrence that occurs during the Offer Period;

(ii)	an event or occurrence that occurs before the Announcement Date but is only announced or publicly disclosed between the Announcement Date and the end of the Offer Period; or

(iii)	an event or occurrence that will or is likely to occur following the Offer Period and which has not been publicly announced prior to the Announcement Date;

(k)	(no material acquisitions, disposals or new commitments) except for any proposed transaction publicly announced by WMC before the Announcement Date, none of the following events occurs during the period from the Announcement Date to the end of the Offer Period:

(i)	WMC or any subsidiary of WMC acquires, offers to acquire or agrees to acquire one or more companies, businesses or assets (or any interest in one or more companies, businesses or assets) for an amount in aggregate greater than $300 million or makes an announcement in relation to such an acquisition, offer or agreement;

(ii)	WMC or any subsidiary of WMC disposes of, offers to dispose of or agrees to dispose of one or more companies, businesses or assets (or any interest in one or more companies, businesses or assets) for an amount, or in respect of which the book value (as recorded in WMC's statement of financial position as at 30 June 2004) is, in aggregate, greater than $300 million or makes an announcement in relation to such a disposition, offer or agreement;

(iii)	WMC or any subsidiary of WMC enters into, or offers to enter into or agrees to enter into, any agreement, joint venture, partnership, management agreement or commitment which would require expenditure, or the foregoing of revenue, by WMC and/or its subsidiaries of an amount which is, in aggregate, more than $50 million, other than in the ordinary course of business, or makes an announcement in relation to such an entry, offer or agreement;

(l)	(no persons exercising rights under certain agreements or instruments) after the Announcement Date and before the end of the Offer Period, no person exercises or purports to exercise, or states an intention to exercise, any rights under any provision of any agreement or other instrument to which WMC or any subsidiary of WMC is a party, or by or to which WMC or any subsidiary of WMC or any of its assets may be bound or be subject, which results, or could result, to an extent which is material in the context of WMC or WMC and its subsidiaries taken as a whole, in:

(i)	any monies borrowed by WMC or any subsidiary of WMC being or becoming repayable or being capable of being declared repayable immediately or earlier than the repayment date stated in such agreement or other instrument;

(ii)	any such agreement or other instrument being terminated or modified or any action being taken or arising thereunder;

(iii)	the interest of WMC or any subsidiary of WMC in any firm, joint venture, trust, corporation or other entity (or any arrangements relating to such interest) being terminated or modified; or

(iv)	the business of WMC or any subsidiary of WMC with any other person being adversely affected,

as a result of the acquisition of WMC Shares by Xstrata Capital;

(m)	(index decline) that between the Announcement Date and the end of the Offer Period the S&P ASX 200 Index does not fall below 3,500 on any trading day;

(n)	(equal access to information) at all times during the period from the Announcement Date to the end of the Offer Period, WMC promptly (and in any event within 2 Business Days) provides to Xstrata Capital a copy of all information that is not generally available (within the meaning of the Corporations Act) relating to WMC or any subsidiary of WMC or any of their respective businesses or operations that has been provided by WMC or any subsidiary of WMC or any of their respective officers, employees, advisers or agents to any person (other than Xstrata Capital) for the purpose of soliciting, encouraging or facilitating a proposal or offer by that person, or by any other person, in relation to a transaction under which:

(i)	any person (together with its associates) may acquire voting power of 10% or more in WMC or any subsidiary of WMC (whether by way of takeover bid, compromise or arrangement under Part 5.1 of the Corporations Act or otherwise);

(ii)	any person may acquire, directly or indirectly (including by way of joint venture, dual listed company structure or otherwise), any interest in all or a substantial part of the business or assets of WMC or of any subsidiary of WMC; or

(iii)	that person may otherwise acquire control of or merge or amalgamate with WMC or any subsidiary of WMC;

(o)	(prescribed occurrences) that during the Offer Period, none of the following events happen:

(i)	WMC converts all or any of its shares into a larger or smaller number of shares;

(ii)	WMC or a subsidiary resolves to reduce its share capital in any way;

(iii)	WMC or a subsidiary:

(A)	enters into a buy-back agreement; or

(B)	resolves to approve the terms of a buy-back agreement under section 257C(1) or section 257D(1) of the Corporations Act;

(iv)	WMC or a subsidiary issues shares, or grants an option over its shares, or agrees to make such an issue or grant such an option;

(v)	WMC or a subsidiary issues, or agrees to issue, convertible notes;

(vi)	WMC or a subsidiary disposes, or agrees to dispose, of the whole, or a substantial part, of its business or property;

(vii)	WMC or a subsidiary charges, or agrees to charge, the whole, or a substantial part, of its business or property;

(viii)	WMC or a subsidiary resolves to be wound up;

(ix)	a liquidator or provisional liquidator of WMC or of a subsidiary is appointed;

(x)	a court makes an order for the winding up of WMC or of a subsidiary;

(xi)	an administrator of WMC or of a subsidiary is appointed under sections 436A, 436B or 436C of the Corporations Act;

(xii)	WMC or a subsidiary executes a deed of company arrangement; or

(xiii)	a receiver or a receiver and manager is appointed in relation to the whole, or a substantial part, of the property of WMC or of a subsidiary.

Appendix 3 – Xstrata announcements to London Stock Exchange
since 31 December 2003

Date	Announcement
22 November 2004	Announcement by Xstrata that it intends to make a cash offer of $6.35 per share for the entire share capital of WMC, by way of an off-market takeover bid.
4 November 2004	Announcement by Xstrata Alloys of the permanent closure of the Vantech vanadium operation in Mpumalanga, South Africa.
28 October 2004	Announcement by Xstrata confirming its cash offer to the Board of WMC to purchase the entire issued capital of WMC at a price of $6.35 per share, by way of a scheme of arrangement.
12 August 2004	Announcement of interim results for the six months ended 30 June 2004.
22 June 2004	Announcement by Xstrata of an upgrade in the ore reserves of the Minera Alumbrera copper operation in Argentina, extending the mine life by 2.5 years and ensuring metal production until mid-2015.
10 May 2004	Confirmation from Xstrata Alloys of the permanent closure of the Windimurra vanadium operation in Western Australia.
6 May 2004	Release of statements to be made by Xstrata's Chairman at Xstrata's Annual General Meeting.
6 May 2004	Announcement of the results of voting on the resolutions at Xstrata's Annual General Meeting.
5 May 2004	Announcement of the sale of Xstrata Coal's Spitzkop Colliery in South Africa.
22 April 2004	Announcement of the settlement by Xstrata Coal of coal prices for 2004/05.
15 April 2004	Announcement of the purchase by Xstrata Coal of a further 45% of the Cook Colliery from Centennial Coal Company Limited.
2 April 2004	Announcement of the submission of the Directors' Report and Financial Statements for the year ended 31 December 2003 and the Notice of Annual General Meeting to the UK Listing Authority.
24 February 2004	Announcement of the approval by the Board of Xstrata of the development of the Rolleston Coal Project.
24 February 2004	Announcement of an agreement between Xstrata and SA Chrome & Alloys (Pty) Limited to establish a shared venture to which each party will contribute their respective South African chrome and ferrochrome assets.
24 February 2004	Announcement of preliminary results for the 12 months to 31 December 2003.

Date	Announcement
14 January 2004	Announcement of the realignment of Xstrata's two copper businesses to form "Xstrata Copper".
13 January 2004	Announcement of the sale of the Ravenswood Gold Mine to Resolute Mining Limited.
9 January 2004	Announcement of the date for release of preliminary results for the year ended 31 December 2004.

Appendix 4

Part 1 – WMC announcements to ASX since 31 December 2003

Date	Announcement
26 November 2004	Release of a copy of a letter sent to WMC shareholders in relation to Xstrata's cash offer of $6.35 per share for the entire issued share capital of WMC by way of an off-market takeover bid.
25 November 2004	Release of ASIC Form 604 ("Notice in Change in Interests of Substantial Shareholder") dated 24 November 2004.
24 November 2004	Lodgment by WMC of a copy of a media release regarding an upgrade to the estimated total mineral resource at Olympic Dam.
22 November 2004	Announcement by Xstrata that it intends to make a cash offer of $6.35 per share for the entire issued share capital of WMC by way of an off-market takeover bid.
22 November 2004	Announcement by WMC in relation to Xstrata's cash offer of $6.35 per share for the entire issued share capital of WMC by way of an off-market takeover bid.
19 November 2004	Announcement by Albidon Limited ("Albidon") regarding WMC's due diligence review of Albidon's projects covered by the Cooperation Agreement announced on 27 October 2004.
19 November 2004	Release of a copy of a joint public statement by WMC and Jinchuan Group Limited regarding the formation of a new joint venture company to explore for nickel and copper targets in the Peoples' Republic of China.
17 November 2004	Response to ASX query regarding speculation about possible takeover offers for WMC.
17 November 2004	Release of a copy of a public release regarding drilling results from the Collurabbie Project in Western Australia. The Collurabbie Project is a joint venture between Falcon and WMC.
11 November 2004	Release of a copy of a presentation made to the South Australian Major Developments SA Business Briefing regarding the Olympic Dam Project.
10 November 2004	Falcon Minerals Ltd ("Falcon") released an announcement regarding the drilling program at the Collurabbie Project in Western Australia. The Collurabbie Project is a joint venture between Falcon and WMC.
10 November 2004	Release of ASIC Form 603 ("Notice of initial substantial holder") dated 10 November 2004.
4 November 2004	Release of a copy of a letter dated 4 November 2004, sent by WMC to its shareholders regarding Xstrata's proposal to acquire all of the issued capital of WMC for $6.35 per share in cash by way of a scheme of arrangement.

Date	Announcement
28 October 2004	Placement of the securities of WMC into pre-open at the request of the company, pending the release of an announcement.
28 October 2004	Announcement of the receipt by WMC of a conditional proposal from Xstrata to acquire all of the issued capital of WMC for $6.35 per share in cash by way of a scheme of arrangement.
28 October 2004	Release by WMC of an outline of its nickel growth strategy.
27 October 2004	Announcement of the entry by WMC and Albidon into an agreement for the exploration and development of a number of Albidon's nickel and copper-gold projects in Africa.
25 October 2004	Announcement of a site tour of WMC's copper-uranium and nickel operations by market analysts, fund managers and investors from 25 October 2004 to 28 October 2004.
25 October 2004	WMC announced completion of a stage of its Olympic Dam Development Study.
18 October 2004	Announcement by Titan Resources NL regarding its initial delivery of ore to WMC's Kambalda facility.
14 October 2004	Lodgment of change of director's interest notice following the acquisition of an indirect interest by Mr John Pizzey in 4,047 shares as a result of a consolidation of his family's superannuation fund assets.
13 October 2004	Lodgment of Quarterly Review for the quarter ended 30 September 2004.
6 October 2004	Announcement of the signing of a Heads of Agreement regarding a joint venture between Avoca Resources Limited ("Avoca") and WMC, to explore Avoca's West Bangemall Project.
6 October 2004	Exercise of 1,369,200 options issued to employees and the allotment of 4,889,328 shares under WMC's Dividend Reinvestment Plan.
27 September 2004	Lodgment of change of director's interest notices following issue of shares under the Dividend Reinvestment Plan.
22 September 2004	Announcement of the signing of a Heads of Agreement for a Farm-In Joint Venture between Sunrise Exploration Pty Ltd ("Sunrise") and WMC pertaining to Sunrise's Pingandy Creek tenements.
22 September 2004	Announcement by WMC of its intention to buy-back up to 7.2 million of its own shares to off-set the effects of an allotment of 7,190,676 shares under the Dividend Reinvestment Plan.
21 September 2004	Release of ASIC Form 604 ("Notice in Change in Interests of Substantial Shareholder") dated 17 September 2004.
14 September 2004	Announcement by View Resources Limited regarding a delivery of ore to WMC's Kambalda Nickel Concentrator.

Date	Announcement
17 August 2004	Falcon Minerals Ltd ("Falcon") released an announcement regarding the drilling program at the Collurabbie Project in Western Australia. The Collurabbie Project is a joint venture between Falcon and WMC.
11 August 2004	Announcement by WMC of its financial results for the half-year ended 30 June 2004, including release of a "Fact File" and an "Appendix 4D - Half-Yearly ASX Report" for the period in question.
29 July 2004	WMC announced the signing of an Exploration Co-operation Agreement with Jinchuan Group limited in relation to the formation of a partnership to explore for nickel in China.
15 July 2004	Lodgment of Quarterly Review for the quarter ended 30 June 2004.
8 July 2004	Cullen Resources Limited ("Cullen") announced the formation of a joint venture with Newmont Exploration Pty Limited covering a portion of the tenements held by Cullen at the Gunbarrel Project in Western Australia. The Gunbarrel Project is a joint venture between Cullen and WMC.
7 July 2004	Exercise of 346,500 options issued to employees.
21 June 2004	Announcement regarding the sale by WMC of the Lanfranchi Nickel Mine and associated tenements to Sally Malay Mining Limited and Donegal Resources Pty Limited.
18 June 2004	Announcement of the sale by WMC of the Lanfranchi nickel mine and associated tenements to Sally Malay Mining Limited and Donegal Resources Pty Limited.
18 June 2004	Sally Malay Mining Limited announced further details of the sale by WMC of the Lanfranchi Nickel Mine and associated tenements to Sally Malay Mining Limited and Donegal Resources Pty Limited.
16 June 2004	Announcement of the entry of WMC into the Penny West Nickel Joint Venture with Lach Drummond Resources Limited.
15 June 2004	Release of ASIC Form 604 ("Notice of Change in Interests of Substantial Shareholder") dated 11 June 2004.
7 June 2004	Release of WMC's Form 20-F for the financial year ended 31 December 2003, which was lodged with the Securities and Exchange Commission.
31 May 2004	Release of ASIC Form 604 ("Notice in Change in Interests of Substantial Shareholder") dated 27 May 2004.
26 May 2004	Announcement regarding WMC's decision to invest a further $50 million over two years in a major study into the possible expansion of the Olympic Dam mine.
25 May 2004	Release of ASIC Form 604 ("Notice in Change in Interests of Substantial Shareholder") dated 24 May 2004.
27 April 2004	Exercise of 2,348,408 options issued to employees and the allotment of 4,889,328 shares under WMC's Dividend Reinvestment Plan.

Date	Announcement
20 April 2004	Lodgment of Quarterly Review for the quarter ended 31 March 2004.
16 April 2004	WMC announced details of the allotment of shares under the company's Dividend Reinvestment Plan.
7 April 2004	Release of a revised copy of the addresses given by WMC's Chairman and Chief Executive Officer at the company's Annual General Meeting on 6 April 2004.
6 April 2004	Release of a copy of the addresses to be given by WMC's Chairman and Chief Executive Officer at WMC's Annual General Meeting on 6 April 2004.
6 April 2004	Announcement of the results of the items of business considered by members of WMC at WMC's annual General Meeting on 6 April 2004.
5 April 2004	Announcement by Apex Minerals NL ("Apex") regarding the entry of WMC into a farm-in and joint venture Heads of Agreement with Apex to explore for nickel at the Windimurra Superproject, Western Australia.
2 April 2004	Announcement of advice regarding WMC's Annual General Meeting.
26 March 2004	Lodgment of a change of director's interest notice following an on-market purchase of 5,000 fully paid shares.
22 March 2004	Falcon Minerals Ltd ("Falcon") released an announcement regarding the drilling program at the Collurabbie Project in Western Australia. The Collurabbie Project is a joint venture between Falcon and WMC.
9 March 2004	Cullen Resources Limited ("Cullen") announced an update of drilling results at the Gunbarrel Project in Western Australia. The Gunbarrel Project is a joint venture between Cullen and WMC.
8 March 2004	Falcon Minerals Ltd ("Falcon") released an interim report on the Collurabbie Project in Western Australia. The Collurabbie Project is a joint venture between Falcon and WMC.
3 March 2004	Release of "2003 Business Performance Report (Annual Report - Concise )".
3 March 2004	Release of "2003 Business Performance Report (Annual Report - Financial)".
3 March 2004	Lodgment of notice of Annual General Meeting and a letter from the Chairman.
3 March 2004	Announcement of the introduction of a Dividend Reinvestment Plan.
3 March 2004	Announcement regarding results of drilling programs by Australian Mines Limited ("AML") and expected timing of the commencement of deliveries by AML to WMC's Kambalda facility.
25 February 2004	Announcement that the share register of WMC would be transferred to ASX Perpetual Registrars Limited effective from close of business on 5 March 2004.

Date	Announcement
11 February 2004	Release of full year results to 31 December 2003, as well as disclosure of "Preliminary Final Report". Also released a "Business Performance Report" for the year ended 31 December 2003.
4 February 2004	Lodgment of change of director's interest notices following issue of shares under the "2003 Senior Executive Share Plan".
27 January 2004	Exercise of 5,230,105 options, and the lapse of 146,000 options, issued to employees.
22 January 2004	Cullen Resources Limited ("Cullen") announced an update of drilling results at the Gunbarrel Project in Western Australia. The Gunbarrel Project is a joint venture between Cullen and WMC.
15 January 2004	Lodgment of Quarterly Production Report for the quarter ended 31 December 2003.

Part 2 – WMC filings with SEC since 31 December 2003

Date	Announcement
29 November 2004	Lodgment of a Schedule 14D-9 in relation to Xstrata's cash offer of $6.35 per share for the entire issued share capital of WMC by way of an off-market takeover bid.
10 November 2004	Lodgment of Form 6-K ("Report on Foreign Issuer") covering the period from 14 August 2004 to 28 October 2004.
19 August 2004	Lodgment of Form 6-K ("Report on Foreign Issuer") covering the period from 7 May 2004 to 13 August 2004.
4 June 2004	Lodgment of Form 20-F for the fiscal year ended 31 December 2003.
10 May 2004	Lodgment of Form 6K ("Report on Foreign Issuer") covering the period from 17 March 2004 to 6 May 2004.
17 March 2004	Lodgment of Form 6K ("Report on Foreign Issuer") covering the period from 12 February 2004 to 16 March 2004.
13 February 2004	Lodgment of amended Schedule 13G.
13 February 2004	Lodgment of Schedule 13G.
12 February 2004	Lodgment of Form 6K ("Report on Foreign Issuer") covering the period from 15 January 2004 to 11 February 2004.
12 January 2004	Lodgment of Form 6K ("Report on Foreign Issuer") covering the period from 14 August 2003 to 6 January 2004.

Appendix 5 – ASIC Declaration